Exhibit 1

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940

Denver, Colorado, USA 80202

(303) 297-1557

March 30, 2006

RENEWAL ANNUAL INFORMATION FORM

For

the financial year ended December 31, 2005

TABLE OF CONTENTS

PRELIMINARY NOTES	3
Incorporation of Financial Statements and Management Discussion and Analysis	3
Date of Information	3
Currency and Exchange Rates	3
Metric Equivalents	3
Forward-Looking Statements	4

GLOSSARY OF TERMS	6

CORPORATE STRUCTURE	9
Name and Incorporation	9
Intercorporate Relationships	9

GENERAL DEVELOPMENT OF THE BUSINESS	10
Three-Year History	10
Acquisitions and Dispositions	11

NARRATIVE DESCRIPTION OF THE BUSINESS	13
General	13
Principal Operating Property – Jerritt Canyon Mine	15

RISK FACTORS	32

CAPITAL STRUCTURE	37

MARKET FOR SECURITIES	37

DIRECTORS AND OFFICERS	38
Name, Address, Occupation and Security Holding	38
Corporate Cease Trade Orders and Bankruptcies	40
Conflicts of Interest	42

LEGAL PROCEEDINGS	44

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	44

TRANSFER AGENT AND REGISTRAR	44

MATERIAL CONTRACTS	44

INTEREST OF EXPERTS	44

ADDITIONAL INFORMATION	45

PRELIMINARY NOTES

Incorporation of Financial Statements and Management Discussion and Analysis

Incorporated by reference into this Renewal Annual Information Form (“AIF”) are the consolidated financial statements of the Company for the year ended December 31, 2005, and the accompanying management’s discussion and analysis (“MD&A”) with respect to such year. All financial information in this AIF has been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Copies of all materials incorporated by reference herein may be obtained from SEDAR, under the Company’s name, at www.sedar.com.

Date of Information

All information contained in this AIF is as of March 30, 2006, unless otherwise stated.

Currency and Exchange Rates

Effective December 31, 2003, the Company changed its reporting currency from Canadian dollars to U.S. dollars. Accordingly, dollar amounts in this AIF are expressed in United States dollars unless otherwise indicated. “Cdn” is used to indicate Canadian dollar values.

The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

	Year Ended December 30
Canadian Dollars to U.S. Dollars	2005		2004		2003

Rate at end of period	US$	0.85800	US$	0.83030	US$	0.77270

Average rate for period	US$	0.82622	US$	0.77014	US$	0.71629

High for period	US$	0.87480	US$	0.85320	US$	0.77470

Low for period	US$	0.78510	US$	0.71380	US$	0.63270

The noon rate of exchange on March 30, 2006 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$0.8601

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by

Acres	Hectares	0.404686

Feet	Metres	0.30480

Miles	Kilometres	1.609344

Tons	Tonnes	0.907185

Ounces (troy)/ton	Grams/Tonne	34.2857

Cautionary Statement

Forward-Looking Statements:

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact herein including, without limitation, statements regarding potential resources and reserves, exploration results, production rates and future plans and objectives of Queenstake, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates and projections of future gold production and cash operating costs, (ii) estimates of savings or cost reductions, (iii) estimates related to financial performance, including cash flow and capital expenditures,  (iv) estimates and projections of reserves and resources, (v) estimates and opinions regarding geologic and mineralization interpretation, (vi) estimates of exploration investment and scope of exploration programs and (vii) estimates of reclamation and closure costs. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements, in particular the estimates do not include input cost increases or gold price variations that could occur in future. Important factors that could cause actual results to differ materially from Queenstake’s expectations are disclosed in Queenstake documents filed from time to time with Canadian Regulatory authorities on SEDAR, the U.S. Securities and Exchange Commission (SEC) and other regulatory authorities. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, which are described in the Company’s 2005 Annual Information Form filed on SEDAR (www.sedar.com) and 2005 Annual Report on Form 40-F on file with the SEC (www.sec.gov) as well as in the Company’s other regulatory filings.

Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates:

Proven and Probable Reserves. The estimates of proven and probable mineral reserves shown in this Annual Information Form have been prepared in accordance with National Instrument 43-101 of the Canadian Securities Administrators (NI 43-101). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7 of the U.S. Securities and Exchange Commission (SEC). Accordingly, the Company’s disclosure of mineral reserves in this Annual Report may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

Measured and Indicated Resources. This Annual Information Form uses the terms “measured and indicated resources”. The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineral resources that are not “mineral reserves” do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

Inferred Resources. This Annual Report uses the term “inferred resources”. The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

For further information, please refer to the definitions of reserves and resources and discussion under the heading “Risk Factors” in the Annual Information Form and in the Management’s Discussion and Analysis, included herein as Exhibits 1 and 3, respectively.

GLOSSARY OF TERMS

Except as otherwise defined, the following terms, when used herein, shall have the following meaning

“Company” or “Queenstake”	Queenstake Resources Ltd., including, unless the context otherwise requires, the Company’s subsidiaries.

“carbonaceous”	Containing carbon or coal or other rock containing small particles of carbon distributed throughout the whole mass.

“deposit”

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

“development” or “mine development”	Driving openings to access the mineral reserves in an underground mine.

“diamond drill”

A type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of a long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

“feasibility study”

A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production, which report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

“indicated mineral resource”

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource”

That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings

“measured mineral resource”	That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“mineral reserve”

The economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined and processed.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” used in this AIF are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”), Standards on Mineral Resource and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000 (the “CIM Standards”).

“mineral resource”

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. The term “mineral resource” covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which mineral reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. The term “mineral resource” used in this AIF is a Canadian mining term as defined in accordance with NI 43-101 — under the guidelines set out in the CIM Standards.

“mineralization”	Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

“mineralized”	Metallic mineral-bearing material; the minerals may have been either a part of the original rock unit or injected at a later time.

“NI 43-101”	Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

“net smelter return royalty/NSR royalty”

A payment made by a producer of metals based on the value of the gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

“net proceeds interest”	The right to receive a portion of the net proceeds, based on gross revenues less all operating, capital and similar expenses, from the production and sale of metal from the property.

“ounces”	Troy ounces.

“probable mineral reserve”

The economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“proven mineral reserve”

The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

“put option”

An option contract that gives the holder the right to sell a certain quantity of an underlying security or commodity to the writer of the option, at a specified price (strike price) up to a specified date (expiration date). Also called a “put”.

“Qualified Person”

An individual who, in accordance with NI 43-101:

(a)                                  is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

(b)                                 has experience relevant to the subject matter of the mineral project and the technical report; and

(c)                                  is a member in good standing of a recognized professional association.

“ramp”	An inclined underground tunnel that provides access to an ore body for exploration, ventilation and/or mining purposes in an underground mine.

“refractory”	Mineralized material in which gold is not amenable to recovery by conventional cyanide methods due to either encapsulation by other minerals or the presence of elemental carbon.

“roast”	The treatment of ore by heat in order to oxidize those elements causing the ore to be refractory.

“share”

A common share without par value of the Company. Historical references to numbers of shares have been adjusted to reflect the share exchange ratio of 0.4993 to one used in the July 19, 1999 amalgamation with Santa Cruz Gold Inc.

“tailings”	Waste material from a mineral processing mill after the metals and minerals of a commercial nature have been extracted.

“ton” or “t”	A short ton (2,000 pounds).

CORPORATE STRUCTURE

Name and Incorporation

Queenstake Resources Ltd. (the “Company”) was incorporated under the laws of the province of British Columbia on May 3, 1977 under the name “Queenstake Resources Ltd.” by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. To facilitate a business combination of the Company and Santa Cruz Gold Inc. (“Santa Cruz”) on June 24, 1999, the Company continued its corporate jurisdiction from British Columbia to the Yukon Territory under the Business Corporations Act (Yukon), as amended (the “YBCA”). Effective July 19, 1999, the Company merged with Santa Cruz through an amalgamation by way of statutory plan of arrangement under the YBCA to form one continuing company with the name “Queenstake Resources Ltd.”

The registered office of the Company is located at Suite 200, 204 Lambert Street, Whitehorse, Yukon Y1A 3T2. The executive offices of the Company are located at 999 Eighteenth Street, Suite 2940, Denver, Colorado U.S.A. 80202.

Intercorporate Relationships

Unless the context otherwise requires, all references herein to the Company include the Company and its subsidiaries. The following chart illustrates the inter-corporate relationships of the Company and its principal subsidiaries and their jurisdictions of incorporation, as well as the ownership of the Company’s principal asset, the Jerritt Canyon mine.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

Effective with the Santa Cruz business combination in July, 1999 (see “Corporate Structure – Name and Incorporation”), the Company acquired Santa Cruz’s 100% interest in the Magistral gold deposit located in Sinaloa, Mexico. The Company’s activities in 2000 and 2001 concentrated on studying the feasibility of the Magistral project, performing additional exploration drilling on the project and evaluating financing alternatives. In 2001, the Company partially financed the Magistral project through the formation of a joint venture known as the Magistral Joint Venture (“MJV”) with the financing party, Midwest Mining Inc. (“Midwest”). Terms of the joint venture financing included preferential loan payback to Midwest and precluded the Company from voting on certain matters concerning the MJV, until the preferential loan amounts were repaid to Midwest. The Magistral mine was constructed through 2002 and began small-scale commercial production on January 1, 2003. Because the Company had no significant influence over the operation of the MJV, the Company’s interest in the MJV was accounted for on the cost basis, as a long-term investment, until November 2003. The accounts of the MJV were therefore not consolidated in the Company’s financial statements.

On June 30, 2003, the Company acquired 100% of the operating Jerritt Canyon gold mine, 50 miles north of Elko, Nevada, and thus transformed itself from an emerging small-scale gold producer to a mid-tier gold producer. The Jerritt Canyon mine is a large-scale underground gold mining operation with significant exploration potential. Full details of this acquisition and related financing transactions are discussed under “General Development of the Business - Acquisitions and Dispositions - Jerritt Canyon Acquisition”.

In September 2003, based on an upward trend in costs at the Magistral mine and the apparent need for significant additional capital, the Company wrote off its investment in the MJV and Magistral mine. In November 2003, based on a decision to focus its resources on the recently acquired Jerritt Canyon mine, the Company determined that it would no longer participate in the MJV. Accordingly, the Company committed to a plan to sell its interest in the MJV. In order to facilitate this sale, the Company recognized the need to eliminate the MJV preferential loan payback to Midwest, and consolidate ownership of the MJV. On December 15, 2003, the Company acquired Midwest’s entire interest in the MJV. As part of the transaction, Midwest agreed to eliminate the preferential loan repayment obligations to Midwest. On December 19, 2003, the Company agreed to arm’s-length terms proposed by Nevada Pacific Gold Ltd. (“NPG”) to sell Pangea Resources Inc. (“Pangea”), the Company’s 100% owned subsidiary that owned the Magistral mine, to NPG. On February 2, 2004, the Company completed the sale of Pangea and all related assets including the Magistral mine to NPG. Full details of these transactions are discussed under “General Development of the Business - Acquisitions and Dispositions - Magistral Mine”.

In July 2004, the Company entered into an agreement with a syndicate of underwriters to complete a private placement of 34,254,000 special warrants at a price of Cdn $0.50 per special warrant for gross proceeds of $13.0 million (Cdn $17.1 million). Each special warrant entitled the holder to acquire one common share and one-half of one common share purchase warrant of the Company. The private placement closed on August 10, 2004 and on October 7, 2004, the Company issued 34,254,000 common shares and 17,127,000 common share purchase warrants. Each whole common share purchase warrant was exercisable at a price of Cdn $0.65 until February 10, 2006. The purchase warrants expired unexercised. The Company paid the underwriters a cash commission equal to 5.0% of the gross proceeds of the offering, or approximately $0.6 million. In addition, the Company issued the underwriters compensation warrants exercisable, without payment of additional compensation, into compensation options (the “Compensation Options”). The Compensation Options were exercisable to acquire 1,712,700 units of the Company at a price of Cdn $0.50 per unit until October 8, 2005. The Compensation Options expired unexercised. Each unit consisted of one common share and one-half of one warrant with the warrants having the same terms as the private placement warrants described above.

During December 2004, the Company’s common shares were approved for listing on the American Stock Exchange (“AMEX”) and commenced trading under the ticker symbol “QEE”.

On March 23, 2005, the Company successfully completed an equity financing at the maximum offering amount (the “Offering”) through a syndicate of agents (the “Agents”) for aggregate cash proceeds of $24.8 million (Cdn $30.0 million). The aggregate cash proceeds included Cdn $10.0 million raised pursuant to the exercise by the Agents of an over-allotment option. The total Offering consisted of 100 million units (the “Units”), including those issued pursuant to the Agents’ over-allotment option, with each Unit consisting of one common share and one half of one common share purchase warrant at a price of Cdn $0.30 per Unit. Each whole common share purchase warrant (50 million warrants in total) can be exercised to acquire one additional common share at a price of Cdn $0.40 until March 23, 2007. If at any time after six months from the closing of this Offering, the weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) (or such other exchange or trading market on which the Common Shares principally trade) is Cdn $0.52 or more per Common Share for a period of thirty consecutive trading days then, upon notice by the Company, the holders of such warrants must exercise their warrants within thirty days or they will expire and will no longer be valid. The Agents received a 5% commission on the gross proceeds of the offering.

On June 22, 2005 the Company issued 25,987,200 common shares pursuant to an equity financing for $5.9 million through a syndicate of underwriters (“Underwriters”). The offering was priced at Cdn $0.28 per share. The Underwriters received a 4% commission on the gross proceeds of the offering.

On March 29, 2006, the Company entered into an agreement with Newmont Canada Limited (“Newmont”) whereby Newmont will purchase 28.51 million Queenstake common shares at Cdn $0.41 per share for gross proceeds of US $10.0 million through an equity private placement.  As part of the private placement, Newmont will receive warrants that can be exercised to acquire up to 28.51 million common shares of Queenstake at a price of Cdn $0.55 for a four-year period, which would generate Cdn $15.7 million in cash if exercised.  After closing, Newmont will own approximately 4.9% of Queenstake’s outstanding common shares.  If Newmont were to exercise all of its warrants and maintain its holdings of Queenstake’s common shares, Newmont would hold approximately 8.5% of Queenstake’s fully diluted outstanding common shares.  For a period of two years from closing, Newmont will have the right to participate in future equity offerings by Queenstake to preserve its fully diluted shareholding percentage and will have certain additional rights to participate in debt financings.  The private placement, which remains subject to certain closing conditions, including regulatory approvals, is expected to close in the second quarter of 2006. Gross proceeds of the private placement of US $10.0 million will be used to fund exploration and for other corporate uses.  See 2006 Private Placement, Ore Processing and Property Lease Agreements Section in this AIF.

Acquisitions and Dispositions

Jerritt Canyon Acquisition

On May 30, 2003, the Company entered into a definitive asset purchase and sale agreement (the “Purchase and Sale Agreement”) with subsidiaries of AngloGold Limited (“AngloGold”) and Meridian Gold Inc. (“Meridian”) (collectively the “Sellers”) pursuant to which the Company agreed to acquire the Sellers’ respective 70% and 30% interests in the assets comprising the operating Jerritt Canyon gold mine (“Jerritt Canyon”), located in the Independence Mountain Range of Nevada, USA, 50 miles north of Elko, Nevada. The acquisition closed on June 30, 2003.

The Jerritt Canyon mine is an operating gold property with four producing underground mines and ore stockpiles, currently feeding ore to a 1.5 million ton per year capacity processing plant. The Company acquired and integrated the Jerritt Canyon mine without interruption to mining operations.

The Jerritt Canyon acquisition was an arm’s-length transaction. Under the terms of the Purchase and Sale Agreement, the Company paid to the Sellers $1.5 million cash, together with the issuance of 32 million common shares of the Company with an estimated fair value of $4.1 million. In addition, the Company agreed to pay $6 million to the Sellers in quarterly instalments of $1 million and a deferred net smelter return royalty on Jerritt Canyon production, capped at $4.0 million, following which the royalty would convert to a 1% net proceeds interest royalty.

On August 26, 2004 the Company settled the $6.0 million of deferred quarterly instalments with a lump sum payment of $5.6 million and settled the deferred $4.0 million capped net smelter royalty with a lump sum payment of $3.5 million. This settlement excluded the 1% net proceeds interest royalty payable to AngloGold, which in management’s opinion, based on current reserve estimates and operating cost assumptions represents nominal, if any, future payments.

Under the terms of the Purchase and Sale Agreement, the Company also assumed $4.2 million of the Sellers’ operating liabilities and the Sellers’ entire Jerritt Canyon mine related reclamation and environmental liabilities. The fair value of the Jerritt Canyon mine reclamation and environmental liabilities, at the time of acquisition, was independently estimated at $25.8 million. This amount was funded through an environmental risk transfer program (the “ERTP”) underwritten by American Insurance Group Environmental (“AIG”), a division of American International Companies. Under the terms of the ERTP, the Company deposited $25.8 million into an interest-bearing account with AIG (the “Commutation Account”). The Commutation Account principal, plus interest earned, will be used to pay for mine closure and reclamation liabilities. The ERTP also includes a closure cost cap insurance policy which will serve to fund reclamation and post-closure site management by the Company. The insurance component provides insurance coverage in the event that reclamation costs exceed those provided for by the Commutation Account. If the ultimate reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash. In the event that the reclamation cost is more than the Commutation Account balance, the insurance portion of the ERTP is activated and AIG would pay the excess costs up to a defined maximum. The ERTP also includes pollution legal liability insurance coverage for third-party damage claims against the Company for both pre-existing pollution conditions and new pollution conditions for a period of five years commencing June 30, 2003. In addition to reclamation insurance, AIG has posted a total of $35.5 million in surety bonds with the U.S. Forest Service and the Nevada Division of Environment Protection. For these services, the Company paid AIG premiums totalling $5.9 million in addition to establishing the Commutation Account. Management of the Company believes that the ERTP effectively limits the Company’s Jerritt Canyon reclamation and mine closure liabilities to the amount of the Commutation Account with respect to obligations existing at June 30, 2003.

Magistral Mine Disposition

The Magistral Joint Venture (“MJV”) was formed in 2001 to facilitate financing for the construction and development of the Magistral mine in Sinaloa, Mexico. Terms of the financing included preferential loan payback to Midwest as the funding joint venture partner, and precluded the Company from voting on certain matters concerning the MJV, until the preferential loan amounts were repaid.

The Magistral mine was constructed and developed through 2002, and began small-scale commercial production on January 1, 2003. Because the Company had no significant influence over the operation of the MJV, the Company’s interest in the MJV was accounted for on a cost basis, as a long-term investment, until November 2003. The accounts of the MJV were therefore not consolidated in the Company’s financial statements.

By September 2003, it had become evident that the upward trend in repair costs for the mining equipment at the mine together with a decreasing trend in gold production, mainly as a result of low equipment availability, required management to assess the carrying value of the investment. After considering the resulting operating deficits, the apparent need for significant additional capital, and the required preferential loan payback to Midwest, the Company concluded that its long-term investment in the MJV was impaired and wrote down its investment by $6.2 million.

In November 2003, based on a decision to focus its resources on the recently acquired Jerritt Canyon mine, the Company determined that it would no longer participate in the MJV nor provide additional capital. Accordingly, the Company committed to a plan to sell its interest in the MJV. In order to facilitate this sale, the Company recognized the need to eliminate the MJV debt, including the preferential loan payback to Midwest, and consolidate ownership of the MJV.

On December 15, 2003, the Company paid Midwest $0.9 million, issued to Midwest 11,200,000 common shares of the Company, with an estimated fair value of $6.1 million and 2,000,000 warrants exercisable over a two year period at Cdn $1.00 per share, as consideration for Midwest’s interest in the MJV and its 15% equity interest in Pangea Resources Inc. (“Pangea”). As part of the transaction, Midwest agreed to eliminate the Company’s preferential loan repayment obligations due to Midwest.

On December 19, 2003, the Company agreed to arm’s-length terms proposed by Nevada Pacific Gold Ltd. (“NPG’) to sell 100% of Pangea and all its related assets including the Magistral mine to NPG. At December 31, 2003 the Company classified the group of assets to be sold by NPG as “assets to be disposed of by sale,” a current asset.

On February 2, 2004, the Company completed the sale of Pangea and all related assets to NPG. In consideration of the sale, the Company received from NPG $4 million in cash, 2,000,000 common shares of NPG and a $3 million promissory note (the “Promissory Note”) payable on August 2, 2004, secured by a general security agreement over all of NPG’s assets. NPG has now fully paid the Promissory Note with cash payments of $2.5 million and 669,485 common shares of NPG. The Company has sold 2,644,485 of the NPG shares and as of December 31, 2005 holds 25,000 shares. The shares of NPG trade on the TSX Venture Exchange.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company

Queenstake is a gold mining and exploration company. The Company’s principal asset and only current source of gold production is the 100% owned Jerritt Canyon gold mine in Nevada, U.S.A, acquired on June 30, 2003. See “General Development of the Business – Acquisitions and Disposals – Jerritt Canyon Acquisition”. Jerritt Canyon is an operating gold complex with four producing underground mines and a 1.5 million ton per year capacity processing plant. The Jerritt Canyon mine acquisition effectively transformed the Company from an emerging small-scale gold producer to a mid-tier gold producer with anticipated gold production of approximately 200,000 to 220,000 ounces in 2006. In addition, the approximately 119-square miles that comprise the Jerritt Canyon property offer a significant number of advanced, early stage and district-scale exploration targets, and potential to expand the currently defined reserves and resources proximal to the producing mines.

Uses of Gold

Product fabrication and bullion investment are the two principal uses of gold. Within the fabrication category there are a wide variety of end uses, the largest of which is the manufacture of jewellery. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Sales and Refining

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Since there are a large number of available gold purchasers, the Company is not dependent upon the sale of gold to any one customer.

The Company’s gold production is currently refined to market delivery standards by Johnson Matthey Inc., at a refinery in Salt Lake City, Utah. The Company believes that because of the availability of alternative refiners, no material adverse effect would result if the Company lost the services of Johnson Matthey Inc.

At December 31, 2005, the Company held 82,500 gold put options with a strike price of $400 per ounce with expiry dates through the fourth quarter of 2006 and 64,500 gold put options with a strike price of $425 per ounce with expiry dates in the first and second quarters of 2007. The purchase of gold put options provides the Company with downside price protection for future gold sales and provides some assurance of future revenue and cash flows for production and planning in the future.

Employees

At December 31, 2005, the Company had approximately 424 full-time employees in the United States, of which  approximately 417 were at the Jerritt Canyon mine and 7 at the Company’s executive offices in Denver, Colorado. None of the Company’s U.S. employees are unionized. The Company believes that labour relations at both locations are good.

Social and Environmental Policies

Queenstake’s success is firmly entrenched in the concept of multiple use of lands which integrates land use for mining, agriculture, ranching, wildlife and sustainable public development. The Company is committed to land use that strengthens and enhances the social and environmental quality of northern Nevada.

Regulatory approvals and permits for the Jerritt Canyon mines were seamlessly transferred to Queenstake on July 1, 2003. Since that date Queenstake has continued all of the high standards of environmental performance at Jerritt Canyon.

Consistent with changing permitting strategies from mine closure planning to sustaining and increasing Jerritt Canyon production for the foreseeable future, all three major operating permits for the Jerritt Canyon mines were renewed or reissued in 2004. The Nevada mining permit which regulates water pollution control was renewed on September 17, 2004 for five years. A site wide Title V Air Quality Permit was issued on March 10, 2004 for a five year term. On April 2, 2004 a site wide Reclamation Permit was reissued to include all current activities ongoing at Jerritt Canyon. In addition to obtaining the three major operating permits Queenstake also obtained permits for the Steer mine portal and surface facilities area in January 2004 and initiated the U.S. Forest Service permitting process for the next five-year exploration plan. It was further honored by the State of Nevada when it received the 2004 Nevada Reclamation Award for closure and reclamation work at the Burns Basin surface mine area. Through 2005, work progressed on an environmental assessment for the next five year exploration plan with the U.S. Forest Service. The Company maintained active participation in the Nevada Voluntary Mercury Emission Reduction Program and actively participated with the Nevada Division of Environmental Protection and others in the development of new regulations regarding mercury air emission controls.

A large portion of the Jerritt Canyon Mine is located on public land administered by the U.S. Forest Service. The Jerritt Canyon staff maintains a proactive relationship with the U.S. Forest Service Administrators, which includes weekly site inspections and updates. A majority of the Jerritt Canyon mining district has undergone formal National Environmental Policy Act (“NEPA”) review as part of the 25-year mining and exploration history of the District. Environmental issues are well defined in this documentation and appropriate mitigation strategies are in place to support and expand operations.

Reclamation projects are scheduled annually and are completed concurrent with the completion of mining activities. To date, over 1,500 acres of mined lands have been reclaimed. Reclamation and closure activities are defined and associated costs are bonded with the Federal Government and the State of Nevada. These bonded activities are also insured by a reclamation and closure policy independently administered by AIG. As reclamation is completed, payment for completing the insured activity is paid to the Company from a pre-funded Commutation Account administered by AIG. This program has shown to be workable during the 2005 reclamation season.

The Company is committed to conducting its operations with close consideration to environmental values and ethics as well as to social issues. The Company will therefore:

•                  Comply with applicable laws, regulations, and permit conditions and, where appropriate, exceed their minimum requirements;

•                  Establish and maintain management systems to monitor all environmental aspects of its activities;

•                  Review these management systems regularly to evaluate their effectiveness and modify them as appropriate to optimize their effectiveness;

•                  Proactively pursue and evaluate engineering alternatives to best address closure and reclamation issues;

•                  Assure that financial resources are available to meet environmental and reclamation obligations;

•                  Ensure that the Company’s employees and contractors are aware of the Company’s environmental policies and understand their relevant responsibilities;

•                  Participate in the ongoing public and private sector debate on environmental and social matters that relate to the mining industry.

The Company is continually striving to improve its environmental performance.

Environmental Protection Requirements

For a discussion of the current and future effects of environmental protection requirements, see “Narrative Description of the Business - Operating Property – Jerritt Canyon Mine Environmental”, below. See also “Risk Factors” below.

Principal Operating Property – Jerritt Canyon Mine

Introduction

On June 30, 2003, the Company acquired the Jerritt Canyon mine, in Nevada. See “General Development of the Business - Acquisitions and Dispositions  - Jerritt Canyon Acquisition”, The Jerritt Canyon mine is an operating gold property with four  producing underground mines and ore stockpiles, currently feeding ore to a 1.5 million ton per year capacity processing plant. Transition of the mine to Queenstake was effected without interruption to mining operations, and as a result the Company was not exposed to any start-up or project completion risks.

The Jerritt Canyon area is a large and historically prolific gold producing district, having produced over seven million ounces of gold over the past 25 years. The Jerritt Canyon acquisition effectively transformed the Company from an emerging small-scale gold producer to a mid-tier gold producer with anticipated gold production of 200,000 to 220,000 ounces in 2006.

Recent Operations

Following the closing of the acquisition on June 30, 2003, the Company integrated the Jerritt Canyon mines without interruption to mine operations. The skilled work force and mine management team at Jerritt Canyon provided the Company with sufficient operating depth. Mining during 2003 covered the first six months of Queenstake’s ownership of the Jerritt Canyon mine. Production levels were similar to previous year results achieved under the previous owners. Mined ore tonnage during 2004 began to decline in the face of insufficient development, lack of sustaining capital investment, and mature ore bodies. Mining during 2005 was derived primarily from the Murray, Smith, and SSX underground mines. Commercial production from the Mahala deposit accessed and mined through the Smith Mine began in August 2005, following commissioning of a ventilation and escape-way raise. The connection of the SSX and Steer mines was completed in October 2005 which allows for joint operation of these mines. Ore tons mined for Jerritt Canyon during 2005 were 16% lower than in 2004. Underground mining was affected by a shortage of experienced miners and mechanics, continued dewatering activities at the Smith Mine, necessitated by heavy spring runoff and rainfall in June 2005, and planned lower ore tonnage under the redevelopment plan described below.

The 2005 Redevelopment Plan

In August of 2005, the Company announced a redevelopment plan designed to optimize operations and reduce operating costs in response to development and production shortfalls at Jerritt Canyon and rising commodity costs. The redevelopment plan represented a re-engineering to optimize value and cash flow from the Jerritt Canyon mine assets given constraints with manpower, mining equipment, and increasing commodity costs. The plan was a substantial change in mine and processing practices at Jerritt Canyon to focus on accelerated underground development, higher grade production and reduced mill processing rate to align mill throughput with an optimal mining rate. The mill processing rate was scaled back from operating two roasters together to one roaster at a time for an average of between 2,500 and 2,700 tons per day, approximately 25% lower than the processing rate in the first half of 2005. The average grade of ore being processed was as a result increased to approximately 0.25 ounce of gold per ton (opt) in the second half of 2005, representing an approximate 20% increase from the first half 2005. In addition, daily batch crushing and grinding of mill feed was scheduled under the redevelopment plan during off-peak hours for lower energy rates. The mill processing rate can be increased in the future should Jerritt Canyon’s capacity to produce higher grade ore from underground mining improve or to accommodate additional mill feed from third-party sources.

Cost reductions anticipated to be realized progressively under the redevelopment plan include lower energy and commodities consumption, lower costs of labour, maintenance and other savings from improved operating efficiencies. However, much of the anticipated operating cost savings in 2005 were absorbed by unexpected increases in energy and certain commodity prices during the fourth quarter of 2005.

The redevelopment plan was a substantial change from historical mining and processing practices. Comparison to operating results from previous years should be viewed in that context.

Fourth quarter 2005 operating results were essentially on track with the redevelopment plan. Ore tons mined were 223,060, exceeding the redevelopment plan by 8% while tons milled were 211,587, slightly exceeding the redevelopment plan. Ore grade processed was 0.25 opt while ounces of gold produced were 45,555 for the fourth quarter, both essentially in line with the redevelopment plan. Moisture in the ore from wet winter weather resulted in the settling of high-grade ore fines into the ore pad, which is expected to be recovered in the spring and summer of 2006 when the ore pads can be scraped and the ore processed. As a result of such seasonal factors, Jerritt Canyon had accumulated over 8,000 ounces of contained gold in ore stockpile at the end of 2005. The ore stockpile at year-end is expected to be processed in the second and third quarters of 2006.

Capitalized mine development of 2,412 feet was slightly ahead of the redevelopment plan during the fourth quarter. For the full year, capitalized mine development totaled 9,412 feet, slightly exceeding the redevelopment plan. A mining contractor remains at Jerritt Canyon, dedicated to accelerating underground development.

2005 Quarterly Production Summary

Table 1 – Jerritt Canyon Quarterly Production Statistics

	Three months ended
	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Gold ounces produced	45,555	49,613	54,156	54,767	60,384	73,070	61,247	48,632
Gold ounces sold	46,828	54,446	50,560	50,850	64,723	71,210	63,983	45,735

Average sales price per ounce	$485	$442	$428	$427	$432	$402	$395	$406
Cash operating costs per ounce(1)	$413	$401	$372	$365	$336	$303	$337	$388

Ore tons mined	223,060	220,779	234,625	280,635	320,505	296,474	284,737	242,498
Tons processed	211,587	267,116	316,800	311,434	331,619	358,600	323,782	291,832
Grade processed (opt)	0.25	0.21	0.21	0.21	0.21	0.22	0.21	0.21
Process recovery	86.8%	86.5%	87.3%	85.8%	85.0%	91.1%	91.0%	79.7%

(1)          The Company has adopted the Gold Institute Production Cost Standard (the “Standard”) to calculate and report cash operating costs per ounce of gold produced. This is a non-GAAP measure, intended to complement conventional GAAP reporting; accordingly these data should not be considered a substitute for GAAP measures. Management believes that cash operating costs per ounce is a useful indicator of a mine’s performance. Where GAAP operating costs are adjusted to calculate per ounce data consistent with the Standard, reconciliations to GAAP measures are provided. Where GAAP operating costs are adjusted to calculate per ounce data consistent with the Standard, reconciliations to GAAP measures are provided in the Company’s Management Discussion and Analysis for each respective period.

Gold production during the three-month period ended March 31, 2005 was 54,767 ounces or a 13% increase over the same period in 2004. Production was negatively affected by unusually wet and heavy snowfall throughout the region, which interrupted delivery of ore from the mines to the mill and adversely affected mill throughput.

Gold production during the three-month period ended June 30, 2005 was 54,156 ounces, which was essentially unchanged from the previous quarter and, 12% less than the same period in the previous year. Production for the period, however, was still approximately 10% below expectations. Mine development shortfalls through the end of the second quarter were the result of deferring development to conserve capital and the subsequent difficulty in accelerating mine development work due to labour shortages. Mined tonnage was further impacted by ground instability in one small stope at SSX and water problems at Smith during the second quarter.

Gold production for the three-month period ended September 30, 2005 was 49,613 ounces, approximately 8% less than the previous quarter, and was 32% less than the same period in the previous year. Gold production for the quarter was 4% greater than redevelopment plan targets principally due to higher grade ores from Mahala and the SSX-Steer Mine Complex. Jerritt Canyon allocated more internal resources to mine development and engaged a mining contractor in mid-August 2005 to accelerate mine development in order to maintain production capacity. The addition of two new underground haul trucks and a rock bolting machine augmented mine development. The redevelopment plan was implemented in mid-August and represented a substantial change from historical mining and processing practices.

Gold production for the three-month period ended December 31, 2005 was 45,555 ounces, a decrease of approximately 24% as compared to gold production for the same period in 2004. Gold production for the period was, however, in line with redevelopment plan targets. Mill tonnage processed was slightly less than budgeted with heavier than normal winter snows and moisture accumulation in the ore. Mined tons exceeded redevelopment plan targets resulting in a significant stockpiling of ore adjacent to the mill. Commercial production start-up of the Steer Mine commenced with the connection of Steer and SSX mines in October 2005. Cash operating costs were $413 per ounce of gold for 2005 fourth quarter, higher than budgeted, attributable to rising costs faced by the North American gold mining industry in general and Jerritt Canyon specifically, including fuel, electricity, commodity and labour costs during the quarter. Cash operating costs for 2005 were $386 per ounce of gold, consistent with the budget range under the redevelopment plan.

Historical Operations Summary

Immediately following the acquisition of the Jerritt Canyon mine, the Company began to pursue two principal priorities: (1) the expansion of underground development at Jerritt Canyon to provide the mines with more operating flexibility; and (2) beginning exploration focused on resource-to-reserve conversion and resource expansion as well as on district-wide target generation and follow-up on the approximately 119-square-mile Jerritt Canyon property.

Underground mine development at Jerritt Canyon had been severely curtailed for several years and through the first half of 2003 by the former owners, based on their plans to close the mine at the end of 2004, a decision made at a time when gold prices were significantly lower. The Company initiated a comprehensive analysis of resources accessible for conversion to reserves, and of areas with strong potential for extension of resources immediately after acquisition. During the latter half of 2003, the Company invested approximately $5.1 million,  in underground mine development to expand the inventory of resources and reserves, which included  approximately $1.4 million  for underground drilling proximal to current workings, and was focused on expanding resources and graduating measured and indicated resources to proven and probable reserves. During 2004, the Company invested an additional $17.6 million in underground mine development and $7.2 million for sustaining capital. During 2005, the Company spent $13.9 million for underground development, major haulage-ways, ventilation raises, definition drilling, capital resource development and related activities to provide long-term infrastructure and stope access within the mines. In addition, the Company spent $5.8 million for sustaining capital.

Mine development spending reductions in 2005 were the result of deferring development in the first quarter to conserve cash and the subsequent difficulty in accelerating development due to labour shortages, ground instability at the SSX mine and water problems at Smith mine during the second quarter. Jerritt Canyon has allocated more internal resources to mine development and engaged a mining contractor since mid-August 2005 to accelerate mine development in order to maintain production capacity in 2006. The addition of two new underground haul trucks and a rock bolting machine increased internal capacity for mine development. Capitalized mine development improved in the second half of 2005 and totaled 9,412 feet for the year, slightly exceeding the redevelopment plan target and compared with 14,302 feet completed in 2004. The Mahala deposit began commercial production as an extension of the Smith Mine in August 2005 and the connection of the Steer and SSX mines was completed in October 2005.

Much of the exploration done throughout the Jerritt Canyon district in past years was in search of either shallow open pit targets or multi-million ounce targets. During the few years prior to the Company’s acquisition of Jerritt Canyon, known reserves were not aggressively expanded and advanced stage targets were not aggressively followed up. Management of the Company believes that there is potential for significant reserve and resource expansion that would essentially represent extensions of the known ore bodies. In addition, management of the Company believes that the property offers potential for discovery of significant new ore bodies resulting from systematic district scale exploration.

Through the latter six months of 2003,  extensive mine planning was performed in order to bring into the reserve category that portion of resources that had sufficient drill density to meet reserve criteria, but lacked only a mine plan. This program was continued in 2004 In 2005, exploration continued on near-mine and surface targets, with the objective of replacing and targeting near-term mineable reserves and advancing the Starvation Canyon exploration project. Surface drilling programs completed 130 holes totaling 102,816 feet in 2005. Underground drilling was completed during 2005 at the SSX-Steer Mine Complex, the Mahala, West Dash, West Coulee and B-Pit deposits at the Smith Mine and at Murray Mine and comprised 2,797 holes totaling 348,148 feet of underground drilling. Positive exploration results defined the first mineral reserves at the Starvation Canyon project and successfully replaced proven and probable reserves, net of depletion from production, at year-end 2005.

Property Description and Location

The Jerritt Canyon mine is located in Elko County, Nevada within the Independence Mountain Range, approximately 50 miles north of the City of Elko, Nevada. Elko, has a population of approximately 34,000 and is serviced by regular scheduled air service from Reno, Nevada and Salt Lake City, Utah. All services required by the Jerritt Canyon Mine operation are readily available in the surrounding area. Access to the property is by means of State Road 225, a paved road, to the main entrance road to the mine where the administrative offices are located.

Jerritt Canyon operations are conducted on a combination of public and private lands, with the mines and mining related surface facilities located primarily on public lands and the process plant, administrative facilities and tailings impoundment located on private lands. The Company’s 100% owned Jerritt Canyon property interests cover an area of approximately 100 square miles, containing a total of 2,975 owned and leased mineral claims, 12,433 acres of fee surface lands,  1,011 acres of patented mineral claims and 10,671 acres of leased fee land with mineral rights.

The climate is characterized by winters with temperatures between 0 and 40 degrees Fahrenheit and summer temperatures between 35 and 85 degrees Fahrenheit. Average annual precipitation at the tailings impoundment area is estimated at 14 inches per year with an estimated annual average evaporation of 43 inches. A significant amount of the total precipitation falls as snow and increases with elevation to the mining areas. The administration offices, process plant and tailings impoundment are located at an elevation of approximately 6,400 feet; the mines are located at elevations up to 8,000 feet.

The primary regulatory oversight of the Jerritt Canyon Mine is by the U.S. Forest Service (“USFS”), due to the mining activity being located on a combination of public and private lands, and by the Nevada Division of Environmental Protection (“NDEP”).

Since the initial Plan of Operations was approved in 1980, there have been at least 45 submittals to the USFS, including three subsequent Plans of Operation and Amendments or Modifications to approved Plans of Operation. Development of identified ore bodies from the existing underground mine surface facilities is expected to require only administrative approval.

The NDEP regulates the approval of the Jerritt Canyon’s Water Pollution Control Permit, Air Quality Permit, Stormwater Discharge Permit, Underground Injection Control Permit, Dams Safety Permit and Reclamation Permit. All permits are current and in good standing.

Sierra Pacific Power Company, the only electric public utility in the area, provides electric power to the mine.

Government Regulation

Mining operations and exploration activities are subject to various federal and state laws and regulations in the United States which govern prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances and other matters. The Company has obtained those licenses, permits or other authorizations currently required to conduct its exploration and other programs. The Company believes that it is in compliance in all material respects with applicable mining, health, safety and environmental statutes and the regulations passed there under in jurisdictions in which the Company operates. There are no current orders or directions relating to the Company with respect to the foregoing laws and regulations.

Environmental Laws

As is common for mining operations in Nevada, there are numerous environmental obligations associated with Jerritt Canyon that are related to ongoing operations as well as mine closure and reclamation. Environmental management systems are in place and there are qualified environmental staff onsite at Jerritt Canyon. Various mitigation programs are in place as required under the various plans of operations that have been filed and approved for the project. No unusual costs associated with any of these programs have been identified. Approved reclamation plans are in place and Jerritt Canyon is progressing with concurrent reclamation in an orderly manner. Final reclamation obligations for the project include closure of the tailings impoundment and waste rock dumps, reclamation of pits by partially backfilling the pits with mine waste from underground operations, sealing of underground portals and dismantling of buildings and structures. Current geochemical characterization of the waste rock produced from mining operations has demonstrated the waste rock to be generally non-acid generating.

U.S. Federal Laws

The U.S. Forest Service requires that mining operations on lands subject to its regulation obtain an approved plan of operations subject to environmental impact evaluation under the National Environmental Policy Act. Any significant modifications to the plan of operations may require the completion of an environmental assessment or Environmental Impact Statement prior to approval. Mining companies must post a bond or other surety to guarantee the cost of post-mining reclamation. These requirements could add significant additional cost and delays to any mining project undertaken by the Company.

Under the U.S. Resource Conservation and Recovery Act, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous waste, as well as for closure and post-closure maintenance once they have completed mining activities on a property. The Company’s mining operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment which are subject to review, monitoring and/or control requirements under the Federal Clean Air Act and state air quality laws. Permitting rules may impose limitations on the Company’s production levels or create additional capital expenditures for pollution control in order to comply with the rules.

The U.S. Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, (“CERCLA”) imposes strict joint and several liability on parties associated with releases or threats of releases of hazardous substances. Those liable groups include, among others, the current owners and operators of facilities which release hazardous substances into the environment and past owners and operators of properties who owned such properties at the time the disposal of the hazardous substances occurred. This liability could include the cost of removal or remediation of the release and damages for injury to the surrounding property. The Company cannot predict the potential for future CERCLA liability with respect to its Nevada property or surrounding areas.

Nevada laws

At the state level, mining operations in Nevada are also regulated by the Nevada Department of Conservation and Natural Resources, Division of Environmental Protection. Nevada state law requires the Jerritt Canyon Mine to hold Nevada Water Pollution Control Permits, which dictate operating controls and closure and post-closure requirements directed at protecting surface and ground water. In addition, the Company is required to hold Nevada Reclamation Permits required under NRS 519A.010 through 519A.170. These permits mandate concurrent and post-mining reclamation of mines and require the posting of reclamation bonds sufficient to guarantee the cost of mine reclamation. Other Nevada regulations govern operating and design standards for the construction and operation of any source of air contamination and landfill operations. Any changes to these laws and regulations could have an adverse impact on the Company’s financial performance and results of operations by, for example, required changes to operating constraints, technical criteria, fees or surety requirements.

ERTP

An integral element of the Jerritt Canyon Mine acquisition was the ERTP, an innovative insurance/assurance product purchased from AIG. The Company believes the ERTP effectively limits financial exposure for environmental and reclamation liabilities and risks associated with the Jerritt Canyon mine assumed on its acquisition in June 2003 to the amount in the Commutation Account. The fair value of the total reclamation liability at Jerritt Canyon was independently estimated by AIG at $25.8 million as at June 30, 2003. This amount was fully funded by the Company by means of a cash Commutation Account in the amount of $25.8 million deposited with AIG. The cash plus interest earned in the Commutation Account will be used to pay for Jerritt Canyon’s reclamation and mine closure liabilities. In addition, the ERTP provides to government regulators the surety bonds, totalling $35.5 million, which allow the Company to operate the Jerritt Canyon mine under the existing operating permits. The ERTP also includes a reclamation and mine closure cost cap insurance policy which will serve to fund reclamation and post-closure site management by the Company. This cost cap insurance provides coverage for future reclamation costs if they exceed those provided for by the Commutation Account. If the ultimate reclamation costs are less than the amount in the Commutation Account, the Company would be refunded the excess cash. If the reclamation cost is more than the Commutation Account balance, the cost cap insurance, provided by AIG, will pay the excess costs up to a defined maximum. The Company does not currently anticipate that the covered reclamation costs will be in excess of the defined maximum.

History

In 1972, FMC Gold (renamed Meridian Gold Inc. in 1996) discovered a disseminated gold deposit in the Jerritt Canyon area. In 1976, FMC Gold formed a joint venture with Freeport McMoRan Inc., to explore and develop the area, and mining at Jerritt Canyon commenced in 1981. In 1990, Freeport McMoRan Inc. sold its interest in Jerritt Canyon to a predecessor of AngloGold. Since inception, mining has continued uninterrupted at Jerritt Canyon, producing over 7 million ounces of gold to date. Open pit mining occurred from 1981 through 1999; underground mining started in 1993. Annual production, prior to the Company’s acquisition, had historically averaged between 300,000 and 350,000 ounces of gold, at historical cash operating costs ranging from $245 to $270 per ounce. The previous owners of the Jerritt Canyon mine had planned to shut the operation down by the end of 2004.

Pursuant to the Purchase and Sale Agreement, the Company acquired the Jerritt Canyon Mine from the Sellers. See “General Development of the Business – Acquisitions and Dispositions – Jerritt Canyon Acquisition”.

Geology

The Jerritt Canyon district deposits are hosted by a Paleozoic sedimentary sequence that underlies the Independence Mountain range and consists of four distinct assemblages:  (1) the western facies (upper plate of the Roberts Mountain thrust fault), (2) the eastern facies (lower plate of the Roberts Mountain thrust fault), (3) the Schoonover sequence, and (4) the Antler overlap sequence. The western facies consists of chert, argillite, siltstone, shale, quartzite, and limestone-greenstone complex and is considered to be a deep-water sequence. The eastern sequence is a Cambrian to Silurian continental shelf carbonate sequence that includes the Hanson Creek Formation, and the Roberts Mountains Formation, which are the main hosts to the gold mineralization in the district.

Within the Jerritt Canyon area, gold can locally occur within all sedimentary formations, but is preferentially hosted by the Roberts Mountains and Hanson Creek Formations of the eastern facies. The Roberts Mountains Formation consists of calcareous to dolomitic siltstones and silty limestones. The Hanson Creek Formation is divided into five members and consists of medium-grained limestone, dolomitic limestone, carbonaceous micrites, and chert beds.

Gold mineralization at Jerritt Canyon is preferentially found within the base of the Roberts Mountains Formation and the Upper Hanson Creek Formation. Gold mineralization is structurally controlled by high angle northwest and northeast trending structures that acted as conduits for mineralizing fluids. Much of the higher grade, more continuous gold mineralization occurs where two sets of high angle structures intersect and cut the favourable stratigraphic intervals that contain high proportions of clay-sized materials. The deposits are considered to be Carlin-type, sediment-hosted, replacement fine-grained gold in carbonaceous sediments. Gold occurs as very fine-grained micron size particles deposited in carbonates and fine-grained, calcareous, clastic sedimentary rocks.

Mineral Reserve and Resource Estimates

Proven and probable mineral reserves totalled 877,900 ounces of gold contained in 3.7 million tons at an average grade of 0.24 opt at December 31, 2005, based on a three-year average gold price of $410 per ounce. Measured and indicated resources, including reserves, were estimated at 2.1 million ounces of gold contained in 8.8 million tons at an average grade of 0.24 opt. The Company also estimated inferred resources of 2.7 million tons at 0.23 opt for 605,600 ounces of gold. The Company’s proven and probable reserves and measured and indicated resources were audited and verified by SRK Consulting (U.S.), Inc. as satisfying the standards of Canadian National Instrument 43-101.

At the Starvation Canyon project, the Company defined first time probable reserves of 121,100 ounces of gold contained in 400,500 tons at an average grade of 0.30 opt. In addition, measured and indicated resources at Starvation Canyon increased 22% from year-end 2004 to 190,700 ounces of gold (contained in 676,400 tons), while the grade improved 4% to 0.28 opt. The improvement of continuity, grade and size of the resource in 2005 enhances the overall confidence in resources and mineralization remains open in several directions.

The new reserves at Starvation Canyon and reserve additions at the Murray and Smith mines offset reserve depletion from production. Mineralization remains open at SSX and Steer mines with new targets in the greater SSX area to be drilled in 2006. The improvement in the Smith Mine reserves was attributable to the expansion of the high-grade Mahala and West Dash deposits. Mahala, which began commercial production in August 2005, had 223,600 tons at 0.33 opt for approximately 73,300 contained ounces of gold in reserves. West Dash added 37,800 contained gold ounces to reserves and increased its measured and indicated resources, including reserves, to 70,300 ounces in 2005. A drift being developed from the main decline for the Smith Mine is anticipated to reach West Dash for initial production by mid 2006.

Measured and indicated resources at December 31, 2005 were lower than in 2004 largely due to a tightening of the geologic models used in the redevelopment plan initiative. The application of smaller, narrower blocks in mine planning enhanced the overall quality of the resources and reserves. In fact, the proven reserve component of total proven and probable reserves improved from 24% to 36% in 2005. Expenditures for district exploration and surface drilling were $3.9 million in 2005, compared to $6.6 million in 2004. There was also $2.6 million of capitalized resource conversion drilling for near-mine exploration in 2005.

Reserve and resource estimates have been developed from extensive surface and underground drilling data using geology-constrained standard kriging and polygonal methods using MineSight modeling and planning software. Mineral resources are contained in about 20 mineral deposits in the Jerritt Canyon area. Block modeling techniques supported by relatively small block sizes are used. Cutoff grades have been calculated for each of the mines using cost estimates and plant recovery estimates derived from December 2005 actual year-to-date values. Factors for mining dilution were included.

Most of the assays on which these estimates are based were performed by independent assay labs for surface drilling using standard fire assay techniques and subject to internal Quality Assurance/Quality Control (“QA/QC”) procedures; samples from underground drilling are analyzed by Jerritt Canyon’s laboratory using standard fire assay techniques and industry accepted QA/QC procedures.

As a result of the Company’s success in adding to existing reserves during its first 30 months of operation of Jerritt Canyon, management considers that a minimum mine life of five years may be expected from existing reserves and a reasonable and consistent continuation of converting resources to reserves, with potential extension if additional resources are defined and converted to reserves. In order to continue to operate the Jerritt Canyon mine efficiently and to provide the mill with approximately 0.9 million tons of ore per year, additional capital expenditures are required in order to develop new areas of mineralization for mining and to replace some of the equipment fleet.

Table 2 (1),(2),(3),(4),(5)

JERRITT CANYON PROVEN & PROBABLE GOLD RESERVES - December 2005

	PROVEN			PROBABLE			TOTAL
Deposit	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)
Murray	108.7	0.24	26.5	134.7	0.27	36.8	243.3	0.26	63.3
Smith Upper	142.2	0.30	42.9	479.0	0.25	122.2	621.2	0.27	165.0
Smith Lower	68.1	0.36	24.3	259.7	0.32	83.3	327.8	0.33	107.7
SSX	824.9	0.25	206.3	508.5	0.24	121.0	1,333.3	0.25	327.3
Saval IV	—	—	—	104.4	0.23	24.3	104.4	0.23	24.3
Starvation Canyon	—	—	—	400.5	0.30	121.1	400.5	0.30	121.1
Wright Window	—	—	—	32.6	0.23	7.4	32.6	0.23	7.4
Sub Total	1,143.8	0.26	300.0	1,919.5	0.27	516.1	3,063.3	0.27	816.1

Stockpiles	67.5	0.17	11.7	592.2	0.08	50.0	659.7	0.09	61.8

TOTAL	1,211.3	0.26	311.7	2,511.7	0.23	566.2	3,723.0	0.24	877.9

Table 3, below, summarizes the estimated measured, indicated and inferred resources, calculated in accordance with National Instrument 43-101. Mineral reserves, as shown in Table 2 above, are included in measured and indicated resources. Underground resources are calculated using a cut-off grade of 0.150 ounces of gold per ton (“opt”); open pittable resources are calculated using a cut-off grade of 0.075 opt.

Table 3 (1),(2),(3),(4),(5)

JERRITT CANYON GOLD MINERAL RESOURCES - December 2005

( includes Proven and Probable Reserves)

	MEASURED			INDICATED			MEASURED + INDICATED			INFERRED
DEPOSIT	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)	Tons (000)	oz/st	Oz (000)

Murray (incl. Zone 9)	560.2	0.29	164.7	229.0	0.28	64.3	789.2	0.29	229.1	167.2	0.22	36.8
SSX-Steer Complex	1,830.4	0.28	508.6	767.1	0.27	205.0	2,597.5	0.28	713.6	1,052.2	0.23	244.1
Smith	636.5	0.29	184.7	1,226.9	0.28	342.8	1,863.4	0.28	527.5	677.0	0.24	161.2
Saval	—	—	—	460.5	0.25	112.9	460.5	0.25	112.9	270.0	0.25	66.2
Starvation Canyon	—	—	—	676.4	0.28	190.7	676.4	0.28	190.7	51.4	0.31	15.8
Wright Window	—	—	—	97.8	0.16	15.2	97.8	0.16	15.2	19.0	0.23	4.3
Subtotal	3,027.1	0.28	858.0	3,457.7	0.27	931.0	6,484.9	0.28	1,789.1	2,236.8	0.24	528.4
Stockpiles	67.5	0.17	11.7	1,175.3	0.06	69.2	1,242.7	0.07	80.9	—	—	—
Pit Resources
Burns Basin	—	—	—	29.7	0.13	3.9	29.7	0.13	3.9	—	—	—
California Mtn.	—	—	—	8.0	0.11	0.9	8.0	0.11	0.9	—	—	—
Coyote	—	—	—	—	—	—	—	—	—	20.1	0.10	2.0
Pie Creek	—	—	—	190.2	0.16	29.9	190.2	0.16	29.9	28.3	0.14	4.0
Road Canyon	—	—	—	148.6	0.14	21.2	148.6	0.14	21.2	74.3	0.13	9.7
Mill Creek	—	—	—	78.4	0.12	9.7	78.4	0.12	9.7	—	—	—
U/G Resources
Burns Basin	—	—	—	30.7	0.19	5.9	30.7	0.19	5.9	50.6	0.23	11.5
California Mtn.	—	—	—	32.1	0.38	12.1	32.1	0.38	12.1	9.4	0.33	3.1
Coyote Zone 10	—	—	—	45.2	0.21	9.6	45.2	0.21	9.6	2.7	0.18	0.5
MCE	—	—	—	4.4	0.20	0.9	4.4	0.20	0.9	7.8	0.19	1.5
Waterpipe II	—	—	—	—	—	—	—	—	—	37.4	0.21	7.7
West Mahala	—	—	—	368.1	0.22	82.4	368.1	0.22	82.4	141.9	0.21	29.7
Winters Creek	—	—	—	148.9	0.22	32.5	148.9	0.22	32.5	37.2	0.20	7.4
Total	3,094.6	0.28	869.7	5,717.4	0.21	1,209.4	8,812.0	0.24	2,079.1	2,646.5	0.23	605.6

(1)  Based on a gold price of $410 per ounce.

(2)  Contained metal estimates are subject to recovery losses. “Resources” or “resource” used in this Annual Information Form are as defined in National Instrument 43-101 of the Canadian Securities Administrators and are not terms recognized or defined by the U.S. Securities and Exchange Commission (SEC). Mineral resources are not reserves and do not have demonstrated economic viability. For further information, please refer to the risk factors and definitions of reserves and resources in the Company’s filings on SEDAR and with the SEC as filed on the SEC’s EDGAR database, which can also be accessed through the Company’s website, www.queenstake.com. Refer also to the Cautionary Statement on page four on this document. Key assumptions and methods used in deriving proven and probable reserves, and measured and indicated resources are as described in this document and the Company’s 2005 Annual Report on Form 40-F filed on EDGAR and its National Instrument 43-101 Report.

(3)  U.S. investors are advised to read the Cautionary Statement on page four in this document. It cannot be assumed that part or all of the mineral deposits termed “resources” may ever demonstrate economic viability to become reserves and the term “inferred resources” is not recognized by the SEC and it cannot be assumed that part or all of an inferred resource will ever be upgraded to a higher category.

(4) For Queenstake, the Qualified Persons for the technical information contained in this Annual Information Form are Messrs. Dorian L. (Dusty) Nicol, President and Chief Executive Officer, Robert Todd, Manager of Technical Services, and Donald G. Colli, Manager of Mineral Resources.

(5)  For SRK Consulting (U.S.), Inc., in preparation of Queenstake’s National Information 43-101 report, the Qualified Person is Mr. Landy Stinnet, Associate Mining Engineer.

Although the Company has carefully prepared and verified the mineral resource and reserve figures above (and elsewhere in this document), such figures are estimates, and there can be no assurance given that the indicated amount of gold will actually be mined and processed. See also “Risk Factors”.

The net change in reserves relative to the previously estimated reserves at December 31, 2004 is comprised of depletion due to production, additions due to increased definition drilling and inclusion of some blocks of resource which previously met reserve drill density criteria but which were not included in the December 31, 2004 reserve estimate because they were not included in the mine plan.

The rate of reserve depletion was lower than that of the production amount as some resource material and some material that was neither resource nor reserve was mined during the period. Historically, some 20% or more of gold production at Jerritt Canyon comes from mineralization that has never been formally classified as proven or probable reserves. This is because it is discovered by underground drilling and frequently developed and mined before being included in annual reserve estimates.

Except for ore stockpiles, substantially all the current reserves at Jerritt Canyon are contained in deposits being developed, or to be developed, and mined by underground methods. Once the mineralized envelopes and gold grades are estimated the mine geologists draw grade envelopes (based on cutoff grade), using the block model values, existing adjacent development and the cutoff grades provided by engineers for each mine. In order to determine the portion of the measured and indicated resource that would qualify for proven and probable mineable ore reserve status, it is necessary to configure the measured and indicated resource into mineable shapes for the selected mining method, and then apply tests for economic viability and include factors for mining dilution and recovery.

Resources at Jerritt Canyon have been developed from the extensive drilling data, using geology-constrained standard kriging and polygonal methods and using a mine modeling and planning software package. Mineral resources are contained in 16 mineral deposits in the Jerritt Canyon area. The operation employs block modeling techniques supported by relatively small block sizes.

Exploration drilling programs at Jerritt Canyon are predominantly reverse circulation surface drilling and occasionally, surface core drilling, followed by underground drilling with core holes. Underground production sample drilling consists of reverse circulation and rotary percussion drilling.

All assaying at Jerritt Canyon follows accepted industry standards using industry practices at recognized laboratories. Samples from surface drilling both core and reverse circulation are sent to an outside laboratory for assaying. Blanks or standards are routinely submitted with these samples. Underground drill samples are sent to the Jerritt Canyon laboratory (the “JC Laboratory”) on site. The JC Laboratory has all the normal sample preparation equipment and facilities. The JC Laboratory operates continually with a crew of 16 and does about 500 fire assays per day with a 24-hour turnaround from receipt of sample to reporting of assays. Several programs are followed to track assay quality including internal checks, check samples sent in by the mine department, weekly dispatch of samples to other laboratories, and participation in a round-robin program with other mining laboratories in the area where random samples are sent out and others received. Blanks, standards, and/or pulps are routinely submitted with the sample stream. Check samples of core holes (pulps) are sent to outside laboratories for analysis. Pulps and coarse rejects form one outside laboratory are routinely submitted to another outside laboratory for analysis.

The vast majority of drill holes (except rotary percussion holes) are measured for downhole deviations and recorded in the database. Very few exploration holes do not get measured for deviation. This may occur in shallow vertical holes, when holes collapse or when logistics are such that timely measurement is not permitted.

The geological data is normally maintained in MineSight software for interpretation and mine plan modeling at each mine.

Mining

The Jerritt Canyon mine currently consists of the Murray, Smith, and SSX-Steer Complex underground mines, all located several miles west of an ore processing plant and administration complex. Access to all underground mines is by inclined ramp. Typical openings underground are 15 feet x 15 feet in cross-section, with ramps of 12% to 15% inclination. All openings underground must be supported with rockbolts and wire mesh, and shotcrete where conditions are more severe, or where traffic is concentrated. Generally, the mines are relatively dry, except for the Smith mine which has underground water inflows of about 850 gallons per minute (gpm). A dewatering system with the capacity to handle 1,500 gpm has been installed and the water table in the Smith mine is being lowered. Interior development includes haulage levels, stope access ramps, crosscutting, and drifting alongside the ore. Ventilation boreholes connect the underground mine workings with the surface.

Mechanized, trackless underground mining is employed together with cemented backfill for ground control and to increase ore recovery. Almost half the ore is mined by long-hole benching, the remainder is mined by drift-and-fill methods. Underground trucks deliver ore to windrows on the surface at each mine portal, where the ore is sampled before being delivered by 150-ton haul trucks to the processing plant. Good, wide, haul roads connect the individual mines to the processing plants and to the administration area next to the plant. All of the mines feed the same processing plant, with the four mines typically producing and trucking about 3,200 tons per day to the plant.

Mine drilling, mucking, and hauling equipment maintenance is typically performed in small surface shops located at each mine, or at the central shop located adjacent to the processing plant.

Processing

The ore processing facility at Jerritt Canyon, as originally built, processed oxide and mildly refractory ores by conventional cyanide leaching in conjunction with chlorine-gas pre-oxidation of the mildly refractory fraction. This process continued to operate until 1997. With ores becoming more carbonaceous and refractory, and with the introduction of higher-grade ore from underground operations, a dry mill with dual ore roasting circuits was added in 1989 and is currently in operation. Mill feed is subjected to primary and secondary crushing before being dried, milled and roasted to prepare the refractory ores for gold recovery in a carbon-in-leach circuit. Gold is recovered using a Merrill-Crowe process, is smelted on site and shipped to the refinery as high quality doré bars. The plant has a processing capacity of 1.5 million tons per year.

Capital Costs

The level of capital expenditures made by the former owners at Jerritt Canyon in the immediate period prior to the sale of the mine reflected that the mines were scheduled to shut down at the end of 2004. Underground development and reserve expansion drilling, critical to the long-term sustainability of the operation, had been curtailed. Consequently, the Company began an aggressive underground development and reserve and resource expansion program. Drilling and mine development into highly prospective resource areas has been given highest priority. Primary targets for conversion of resources to reserves include areas immediately adjacent to current operations primarily at the SSX, Smith and Murray mines.

During fiscal 2005, the Company spent $13.9 million for underground development, major haulage-ways, ventilation raises, definition drilling, capital resource development and related activities to provide long-term infrastructure and stope access within the mines. In addition, the Company spent $5.8 million for sustaining capital. This compares to capital investments during 2004 of $17.6 million for development and $7.2 million for sustaining capital. The Company anticipates investing approximately $11.0 million in additional capital for mine development and capitalized resource development in 2006. In addition, the Company anticipates investing approximately $6.0 million in sustaining capital during 2006. The Company expects to fund these programs from cash generated from operating activities and existing working capital.

Production Outlook – Redevelopment Plan

During the third quarter of 2005, the Company announced a redevelopment plan designed to optimize operations and reduce operating costs in response to development and production shortfalls at Jerritt Canyon and rising commodity costs. The redevelopment plan represented a re-engineering to optimize value and cash flow from the Jerritt Canyon mine assets given constraints with manpower, mining equipment, and increasing commodity costs. The plan was a substantial change in mine and processing practices at Jerritt Canyon to focus on accelerated underground development, higher grade production and reduced mill processing rate, in order to align mill throughput with an optimal mining rate. The average grade of ore being processed was increased to approximately 0.25 ounce of gold per ton (opt), representing an approximate 20% increase from the first half of 2005. The mill processing rate was scaled back in the second half of 2005 from operating two roasters together to one roaster at a time for an average between 2,500 and 2,700 tons per day, approximately 25% lower than the processing rate in the first half. In addition, daily batch crushing and grinding of mill feed was scheduled during off-peak hours for lower energy rates. The processing rate can be increased in the future should Jerritt Canyon’s capacity to produce higher grade ore from underground mining improve or to accommodate additional mill feed from third-party sources.

Cost reductions anticipated to be realized progressively under the redevelopment plan included lower energy and commodities consumption, lower costs of labour, maintenance and other savings from improved operating efficiencies. However, much of the anticipated operating cost savings for 2005 were absorbed by unexpected increases in energy and certain commodity prices during the fourth quarter of 2005.

The redevelopment plan was a substantial change from historical mining and processing practices. Comparison to operating results from previous years should be viewed in that context.

Production Outlook First Quarter of 2006

During the first quarter of 2006, the Jerritt Canyon mill unexpectedly had two failures of a pinion gear, requiring temporary shutdowns of the mill. In the first event, the pinion gear breakdown was due to a lubrication failure, requiring a mill shutdown for repair and gear replacement. Following the repair, the mill resumed normal processing. In the second event, the replacement pinion gear broke one tooth; this was caused by rapidly accelerated wear on a new pinion gear against the older worn bull gear. After evaluation by mill gear experts, a spare pinion was installed and the mill has resumed operations with close monitoring to avoid further issues. During the planned eight- to 10-day annual mill maintenance shutdown scheduled for April, the bull gear will be turned over to more closely match the new pinion gear to ensure continuous operation.

During the 2006 first quarter, the mines continued to produce ore in line with the redevelopment plan, with mined ore being accumulated in an ore stockpile adjacent to the mill. The overall impact of the temporary mill interruptions will be in rescheduling processing of stockpiled ore to later periods of the year. Jerritt Canyon estimates it will accumulate at least 16,000 ounces contained in the ore stockpile at the mill at the end of the 2006 first quarter. The second and third quarters of 2006 are expected to have progressively and significantly higher production than the first quarter as the mill processes through the ore stockpile.

Gold production for the first quarter of 2006 will be approximately one-third lower than the 2005 fourth quarter due to the delays in processing. Costs of the gear replacements and accelerated annual mill maintenance will impact results for the 2006 first quarter, with cash operating costs for the 2006 first quarter expected to be considerably higher than the 2005 fourth quarter.

Production Outlook Full Year 2006

The Company expects 2006 gold production to be approximately 200,000 to 220,000 ounces with approximately 45% of the production occurring in the first half of 2006 and 55% in the latter half of 2006. The Company’s expected 2006 gold production represents a slight increase over 2005 production. Gold production in 2006 will primarily occur from the SSX Mine with additional contributions from the Smith, Mahala and Steer mines. The Murray Mine will be mined-out and is expected to be shut-down by mid-2006. Mining equipment and staff at the Murray Mine will be transferred to SSX, Smith, Mahala and Steer mines.

The Company expects to mill approximately 0.9 million tons of ore at an average grade of 0.257 opt in 2006. Under the assumptions of the redevelopment plan, the mill will maintain approximately 40% excess capacity to provide flexibility for additional ore sources, allow processing of mined ore stockpiles accumulated during the first quarter and, potential marginal-grade stockpile incremental feed. Mill capacity during the summer and fall is typically 20% to 40% higher than winter, largely because the dry mill capacity is adversely affected by high moisture in the feed, due to snowfall and ice. In an effort to minimize the seasonal impacts on mining and processing, the Company plans to continue concentrating on underground development during the winter months to ensure sufficient ore availability to maximize production in the summer months. It is expected that total development drifting footage will be 40,000-45,000 feet in 2006 to achieve the 2006 production estimates and to prepare for mining in 2007. Capitalized mine development is expected to be 7,000-7,500 feet in 2006.

On March 29, 2006, the Company entered in an agreement with an affiliate of Newmont Canada Limited (“Newmont”) whereby Newmont will sell to Queenstake concentrates and ore from its Nevada operations for processing at Queenstake’s Jerritt Canyon roasting and milling facility.  The contract calls for Queenstake to purchase at least 500,000 tons per year over two years.  Queenstake will pay Newmont for the recoverable ounces in the purchased concentrates and ore, and Queenstake will charge Newmont commercial terms for processing and refining. Ore purchases with Newmont may continue for up to three additional years if Queenstake has the spare processing capacity.  The purchase of Newmont’s concentrates and ore for processing of at least 500,000 tons per year over two years will increase the Jerritt Canyon mill throughput to approximately 95% of its past demonstrated capacity of approximately 1.5 million tons per year, which is expected to reduce the Company’s unit operating costs.  See 2006 Private Placement, Ore Processing and Property Lease Agreements Section in this AIF.

Exploration and Development

The Company intends to expand its mineral resources and reserves at Jerritt Canyon through focused exploration on its approximately 119-square mile Jerritt Canyon district landholdings. Management of the Company believes much of the exploration work done in past years under the previous owners was in search of either shallow open pit targets or multi-million ounce underground targets and that known reserves and advanced stage targets were not aggressively expanded or systematically followed-up.

In 2005, exploration continued on near-mine and surface targets, with the objective of replacing and targeting near-term mineable reserves and advancing the Starvation Canyon project.

The Company continues to pursue a district-wide evaluation and exploration process in 2006 using current target concepts and geologic understanding. The objective remains to identify and prioritize targets for follow-up drilling. Several dozen distinct targets have been identified. These targets broadly fall into 4 categories.

1.     Targets where work by previous owners identified mineralization that was so clearly high priority that Queenstake began aggressive follow-up during 2004 and continued in 2005. The best example of this type of target is Starvation Canyon, where an aggressive drilling program led to the recognition of a high-grade mineralized system that remains open.

2.     Targets in the southern part of the district, where drilling by prior owners identified continuous mineralization which not only remains open, but which may be controlled by vertical structures that have yet to be tested by angle holes. Some of these targets are Waterpipe Canyon, and Pie Creek.

3.     Numerous areas where one or more drill holes by previous owners have identified mineralization in favorable geologic settings, such as Winters Creek Window and Mahala Creek, where there is potential to establish both continuity and extension by further drilling. These targets are on structural trends from orebodies that are currently in production or have previously been mined.

4.     Numerous areas where surface geochemical anomalies coincide with favorable geology, or extrapolation of favorable geology. In some cases, some additional work is required to define specific drilling targets.

The near mine program was successful in slightly increasing the Company’s proven and probable reserves net of depletion during the year. Surface drilling programs completed 130 holes totaling 102,816 feet in 2005. Underground drilling was completed during 2005 at the SSX-Steer Mine Complex, the Mahala, West Dash, West Coulee and B-Pit deposits at the Smith Mine and at Murray Mine and comprised 2,797 holes totaling 348,148 feet of underground drilling.

Positive exploration results defined the first mineral reserves at Starvation Canyon and successfully replaced proven and probable reserves, net of depletion from production, at year-end 2005.

The district scale program tested a number of promising targets. The 2006 development and exploration program will continue to focus on both near-mine exploration, with the objective of short-term reserve replacement, and subject to the availability of financing, district-scale exploration with the objective of discovery of new ore bodies. A priority of district-scale exploration during 2006 will be the Starvation Canyon deposit, where the Company added the first mineral reserves during 2005. Other targets will also continue to be explored.

2006 Private Placement, Ore Processing and Property Lease Agreements

On March 29, 2006, the Company entered into an agreement with Newmont Canada Limited (“Newmont”) whereby Newmont will purchase 28.51 million Queenstake common shares at Cdn $0.41 per share for gross proceeds of US $10.0 million through an equity private placement. As part of the private placement, Newmont will receive warrants that can be exercised to acquire up to 28.51 million common shares of Queenstake at a price of Cdn $0.55 for a four-year period, which would generate Cdn $15.7 million in cash if exercised. After closing, Newmont will own approximately 4.9% of Queenstake’s outstanding common shares. If Newmont were to exercise all of its warrants and maintain its holdings of Queenstake’s common shares, Newmont would hold approximately 8.5% of Queenstake’s fully diluted outstanding common shares. For a period of two years from closing, Newmont will have the right to participate in future equity offerings by Queenstake to preserve its fully diluted shareholding percentage and will have certain additional rights to participate in debt financings. The private placement, which remains subject to certain closing conditions, including regulatory approvals, is expected to close in the second quarter of 2006. Proceeds will be used to fund exploration and for other corporate uses.

An affiliate of Newmont has also agreed to convey three of its Nevada exploration properties to Queenstake on a lease-option basis. The properties are subject to a sliding scale net smelter royalty, dependent on the gold price, of 3% to a maximum of 5% if gold is at or above $500 per ounce, and Newmont retains the right to back into a 51% joint venture interest in each of the properties.

In addition, another affiliate of Newmont has agreed to sell concentrates and ore from its Nevada operations to Queenstake for processing at its Jerritt Canyon roasting and milling facility. The contract calls for Queenstake to purchase at least 500,000 tons per year over two years. Queenstake will pay Newmont for the recoverable ounces in the purchased concentrates and ore, and Queenstake will charge Newmont commercial terms for processing and refining. Ore purchases with Newmont may continue for up to three additional years if Queenstake has the spare processing capacity. The purchase of Newmont’s concentrates and ore for processing of at least 500,000 tons per year over two years will increase the Jerritt Canyon mill throughput to approximately 95% of its past demonstrated capacity of approximately 1.5 million tons per year, which is expected to reduce the Company’s unit operating costs.

Location of Jerritt Canyon

The following map illustrates the Jerritt Canyon property in Elko County, Nevada.

JERRITT CANYON
Elko County, Nevada
Winters Ck
MCE
MINE
West
Murray
Zn 7
Wright
Window
MURRAY
MINE
Mill site
East
Dash
Steer
SSX
MINE
SMITH MINE
Mahala
Pie Creek
Starvation
Water Pipe
0
2.5
5
10 Miles
N

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. The risks below are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial may also impair the Company’s operations. The order in which the following risk factors appear does not necessarily reflect management’s opinion of their order or priority.

Gold Price Volatility

The Company’s business is affected by the world spot market price of gold. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. These include industry factors such as: industrial and jewellery demand; the level of demand for gold as an investment; central bank lending, sales and purchases of gold; speculative trading; and costs of and levels of global gold production by producers of gold. Gold prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties. The profitability of the Company’s operations is directly related to the price of gold. If the world market price of gold were to drop and the prices realized by the Company on gold sales were to decrease significantly and remain at such a level for any substantial period, this would materially and adversely affect the Company’s profitability and cash flow.

A decline in the market price of gold may also require the Company to write-down its mineral reserves, which would have a material and adverse effect on its earnings and financial position. Should any significant write-down in reserves be required, material write-downs of the Company’s investment in the affected mining properties plus increased amortization and asset retirement obligation charges may be required. Further, if revenue from gold sales declines, the Company may experience liquidity difficulties. This may reduce its ability to invest in exploration and development, which would materially and adversely affect future production, earnings, and the Company’s financial position.

Price Volatility of Other Commodities

The Company’s profitability is also affected by the market prices of commodities, which are consumed or otherwise used in connection with operations, such as diesel fuel, natural gas electricity and cement. Prices of such commodities are also subject to volatile price movements over short periods of time and are affected by factors that are beyond the Company’s control.

Mining Risks and Insurance Risks

The operations of the Company are subject to significant risks and hazards, incidental to the exploration, development and production of gold including environmental hazards, industrial accidents, unusual or unexpected rock formations, pressures, cave-ins and flooding, some of which are beyond the Company’s control. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability for such damage. Although the Company maintains and intends to continue to maintain insurance which it considers adequate to cover some of these risks and hazards to the extent available and consistent with the industry practice, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, the Company may become subject to liability for hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons.

Mineral Reserves and Resources

The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the indicated level of gold will be able to be mined and processed. Fluctuations in the price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or the Company to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render the present proven and probable reserves unprofitable to develop at a mine or mines. This could cause the Company to reduce its reserves, which could have a negative impact on its operations and financial results. Failure to obtain necessary permits or government approvals could also cause the Company to reduce its reserves.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves.

There is no assurance that the Company will obtain the estimated levels of recovery of gold or the prices assumed in determining gold reserves.

Mine Development

The Company’s ability to sustain or increase its present levels of gold production is dependent upon the successful development of new producing mines and/or identification of additional reserves at existing mining operations. If the Company is unable to develop new ore bodies, it will not be able to sustain present production levels. Reduced production could have a material and adverse impact on future cash flows, results of operations and financial condition.

Production and Cost Estimates

The Company prepares estimates of future production and cash costs of production for its operations. No assurance can be given that such estimates will be achieved. The failure by the Company to achieve production or cost estimates could have an adverse impact on any or all of the Company’s future cash flows, results of operations and financial condition. The Company’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages. Cash costs of production may be affected by a variety of factors, including: ore grade, metallurgy, labour costs, the cost of commodities, supplies and services. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production.

Exploration

Gold exploration is highly speculative in nature. The Company’s exploration work involves many risks and may be unsuccessful. Substantial expenditures are required to establish proven and probable reserves and to complete the related mine development. It may take several years from the initial phases of drilling until production is possible. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves or result in the discovery of new ore bodies.

Environmental, Health and Safety Regulations

The Company’s mining operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and protected species. Environmental legislation is evolving in a manner that may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may exist on the properties in which the Company holds interests and that are unknown to the Company at present and that have been caused by previous existing owners or operators of the properties. There may be costs and production delays associated with compliance with these laws and regulations. Bonds or other forms of financial assurances are required for security for these reclamation activities. The unknown nature of possible future additional regulatory requirements creates uncertainties related to future environmental, health and safety costs. The Company has set aside cash to fund reclamation at the Jerritt Canyon mine based on current assessments and has purchased insurance against unexpected reclamation costs beyond the current estimated amounts. There can be no assurance, however, that actual environmental and reclamation obligations will not exceed such provisions.

Bills proposing major changes to the mining laws of the United States have been considered by Congress. If these Bills, which may include royalty fees or net profits interests, are enacted in the future, they could have a significant effect on the ownership and operation of patented and unpatented mining claims in the United States, including claims that the Company owns or holds. Any amendment to current laws and regulations governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company’s financial condition and results of operations.

Employee Relations

The Company’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees. Although the Jerritt Canyon mine employees are not unionized, production at its mining operations is dependent upon the efforts of the Company’s employees, and a prolonged labour disruption at Jerritt Canyon could have a material adverse impact on the Company’s operations as a whole.

In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant government authorities in whose jurisdictions the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

Title to Properties

The validity of mining claims, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be subject to prior unregistered agreements or transfer or native land claims and title may be affected by other undetected defects and may be defective.

Competition

The mineral exploration and mining business is competitive in all of its phases. The Company competes with other mining companies and individuals, including competitors with greater financial, technical and other resources than the Company for mining claims and leases on exploration properties, acquisition of gold mining assets, capital and qualified employees. The Company cannot assure that it will continue to be able to compete successfully with its competitors in acquiring such properties, capital and employees or terms it considers acceptable, if at all.

Dependence on Management

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its management, a small group of individuals. Investors must be willing to rely to a significant extent on management’s discretion and judgment. The Company does not have in place formal programs for the succession of management and training of management. The Company does not maintain any key man insurance on any of its employees. The loss of any one member of the management group could have a material adverse effect on the Company’s business.

Conflicts of Interest

Certain of the directors and officers of Company are also directors and/or officers of other natural resource companies. Such associations may give rise to conflicts of interest from time to time. The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter in accordance with applicable corporate laws.

Directors and Assets outside Canada

Since certain of the Company’s directors are resident outside of Canada it may not be possible to effect service of process upon such directors and since all or a substantial portion of the assets of such directors are located outside Canada, there may be difficulties in enforcing against such directors judgments obtained in Canadian courts. Similarly, essentially all of the Company’s assets are located outside Canada and there may be difficulties in enforcing against the Company judgments obtained in Canadian courts.

Dilution

The Company frequently issues common shares to finance asset acquisitions and working capital, to settle liabilities, to acquire services and to compensate employees. As at March 27, 2006, approximately 550.0 million common shares were outstanding; approximately 50.1 million common shares were issuable upon the exercise of warrants and approximately 13.1 million common shares were issuable upon the exercise of stock options. If all of the current warrants and options are exercised, the number of outstanding shares would increase by approximately 12% to approximately 613.3 million shares. It is possible that the Company will enter into more agreements to issue common shares and warrants and options to purchase common shares. The impact of the issuance of a significant amount of common shares from these warrant and option exercises could place downward pressure on the market price of the Company’s common shares.

On March 29, 2006, the Company entered in an agreement with Newmont Canada Ltd. (“Newmont”), whereby Newmont will purchase 28.51 million Queenstake common shares. As part of the private placement, Newmont will receive warrants that can be exercised to acquire up to 28.51 million common shares of Queenstake for a four-year period. See 2006 Private Placement, Ore Processing and Property Lease Agreements Section in this AIF.

Future Capital Requirements

The Company anticipates investing additional capital in mine development, new mining equipment and in capitalized reserve expansion programs in 2006. The Company intends to use cash on hand and cash generated from operating activities and equity and/or debt financing to fund these expenditures.

The Company may have other additional capital or exploration funding requirements to the extent it decides to develop other properties or makes additional acquisitions. The Company may also encounter significant unanticipated liabilities or expenses. The Company’s ability to continue its planned exploration and development activities depends in part on its ability to generate free cash flow from its operating mine, which is subject to certain risks and uncertainties. The Company may be required to obtain additional financing in the future to fund exploration and development activities or acquisitions of additional projects. The Company has historically raised capital primarily through equity financing and in the future may raise capital through equity or debt financing, joint ventures or other means. There can be no assurance that the Company will be able to obtain the necessary financing in a timely manner, on acceptable terms or at all.

Estimates and Assumptions Employed in the Preparation of Financial Statements

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company’s accounting policies are described in Note 2 to its December 31, 2005 consolidated financial statements. The Company’s accounting policies related to work-in-progress inventory valuation, depletion and depreciation of property, plant and equipment, capitalization of development costs and asset retirement obligations are critical accounting policies, which are subject to estimates and assumptions regarding reserves, process recoveries, future gold prices, environmental laws and regulations and future mining activities.

The assumptions used in the valuation of work-in-progress inventories include estimates of gold contained in ore stockpiles and in the recovery circuit and an assumption of the gold price expected to be realized when the gold is recovered and further costs to be incurred. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

A significant portion of the Company’s property, plant and equipment is depleted and depreciated on a units-of- production basis, which bases its calculations on the expected amount of recoverable reserves. If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plan due to reductions in the price of gold or unexpected production cost increases, and as a result the amount of reserves expected to be recovered are reduced, then the Company would be required to write-down the recorded value of its property, plant and equipment or to increase the amount of future depletion and depreciation expense, both of which would reduce the Company’s earnings and net assets.

The Company also assesses its property, plant and equipment for impairment at the end of each accounting period. If prior estimates of future cash flows prove to be inaccurate, due to reductions in the price of gold, increases in the costs of production, and/or reductions in the amount of recoverable reserves, the Company would be required to write-down the recorded value of its property, plant and equipment, which would reduce the Company’s earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been fully depleted, and has estimated the costs to comply with existing reclamation and accounting standards. The estimate of the fair value of these costs was based on existing environmental laws and regulations, the life of the various mines, interest rates and estimated future costs.

Payment Obligations

The Company is, or may in the future become, a party to certain contractual agreements pursuant to which the Company is or may become subject to payments and comply with other obligations. If such obligations are not complied with when due, in addition to any other remedies, which may be available to other parties, this could result in dilution or forfeiture of interests held by the Company. The Company may not have, or be able to obtain, financing for all such obligations as they arise.

Dividends

No dividends on the common shares of the Company have been paid to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors, after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

CAPITAL STRUCTURE

The Company has one class of equity: common shares without par value. The Company is authorized to issue an unlimited number of common shares. Each common share is entitled to one vote and to participate equally on a distribution of assets or a winding up of the Company.

As at March 27, 2006, approximately 550.0 million common shares were issued and outstanding. An additional 50.1 million common shares were issuable upon the exercise of the warrants, and 13.1 million common shares were issuable upon the exercise of stock options.

On March 29, 2006, the Company entered in an agreement with Newmont Canada Ltd. (“Newmont”), whereby Newmont will purchase 28.51 million Queenstake common shares. As part of the private placement, Newmont will receive warrants that can be exercised to acquire up to 28.51 million common shares of Queenstake for a four-year period. See 2006 Private Placement, Ore Processing and Property Lease Agreements Section in this AIF.

MARKET FOR SECURITIES

The Company’s common shares are currently listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol QRL. The Company’s common shares began trading on the American Stock Exchange (the “AMEX”) under the trading symbol QEE on December 14, 2004.

Trading History on the TSX in 2005 is as follows:

	Sales price (Cdn$)
2005	High	Low	Average Daily Volume
January	0.48	0.33	2,513,560
February	0.46	0.37	1,395,643
March	0.43	0.25	2,702,507
April	0.28	0.21	1,509,071
May	0.30	0.21	1,463,715
June	0.33	0.25	1,498,777
July	0.29	0.25	591,287
August	0.27	0.19	1,201,862
September	0.27	0.19	1,774,216
October	0.26	0.21	450,501
November	0.25	0.21	779,388
December	0.25	0.19	1,603,203

Trading History on the AMEX in 2005 is as follows:

	Sales price (US$)
2005	High	Low	Average Daily Volume
January	0.39	0.27	544,695
February	0.38	0.29	553,663
March	0.34	0.21	590,323
April	0.23	0.17	423,005
May	0.24	0.17	267,119
June	0.27	0.20	360,886
July	0.24	0.20	328,835
August	0.23	0.15	436,617
September	0.23	0.16	537,419
October	0.22	0.18	272,338
November	0.21	0.17	436,424
December	0.21	0.17	910,375

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The names, province or state,  country of residence, positions held and principal business occupations in which each of the Company’s current directors and executive officers of the Company has been engaged during the immediately preceding five years is as follows:

Name, Province or State and Country(1)	Position & Term of Service	Principal Occupation or Employment for Past Five Years(1)

DORIAN (DUSTY) NICOL(5) Colorado, USA	President and Chief Executive Officer since March 2005, and Director since July 1999

President and Chief Executive Officer of Queenstake, March 2005 to present; Executive Vice President of Queenstake, 2003 to 2005; Vice President Exploration of Queenstake, 1999 to 2003; and Vice President of Santa Cruz, 1998 to 1999.

ERIC EDWARDS Colorado, USA	Vice President Finance and Chief Financial Officer since March 2005

Vice President Finance and Chief Financial Officer of the Company, March 2005 to present; Manager, Administration of Kinross Gold Corporation, 2002 to 2005; and Vice President Finance of EHS Capital Partners, LLP, 2001 to 2002.

WENDY YANG Colorado, USA	Vice President of Investor Relations since December 2005	Vice President, Investor Relations, August 2005 to present; and Director, Investor Relations of Newmont Mining Corporation, 2000 to 2005.

PETER BOJTOS(2) (3) Colorado, USA	Director since June 2000	Director of the Company, June 2000 to present; a Professional Engineer, and director of several public mining companies.

MICHAEL SMITH(2) (5) British Columbia, Canada	Director since May 2004	Director of the Company, May 2004 to present; a Chartered Accountant, and Partner of PricewaterhouseCoopers LLP, 1982 to 2004.

ROBERT L. ZERGA(3) (4) Nevada, USA	Non-Executive Chairman, Director since April 2004	Director of the Company, April 2004 to present; and a retired mining executive.

DORIS MEYER(2) (3) (5) British Columbia, Canada	Director since May 2005

Director of the Company, May 2005 to present; President and Owner of Golden Oak Corporate Services Ltd., which provides financial and corporate compliance services to publicly traded mining companies; and director of several public mining companies.

Name, Province or State and Country(1)	Position & Term of Service	Principal Occupation or Employment for Past Five Years(1)

JOHN ELLIS(4) Nevada, United States	Director since May 2005

Director of the Company, May 2005 to present; Independent Consultant with respect to mines, mills and smelters for Inco, Queenstake, and others, 2003 to present; and Founder of Ellis Consultants, a private company providing consulting services principally to the AngloGold group of companies, 2000 to present.

JOHN HICK(4) Ontario, Canada	Director since March 2006

Director of the Company, March 2006 to present; Chief Executive Officer of Rio Narcea, 2004 to 2005; Vice Chairman of Rio Narcea, 2004 to present; Director of Rio Narcea, 1997 to present; President and Chief Executive Officer of Defiance Mining Corp. and its predecessor company, 2001 to 2004; and director of several other resource companies.

(1)   The information as to province or state and country of residence and principal business occupation during the past five years is not within the Company’s knowledge and has been furnished by the respective directors and officers.

(2)   Denotes a member of the Audit Committee;

(3)   Denotes a member of the Corporate Governance and Nominating Committee;

(4)   Denotes a member of the Compensation and Management Development Committee;

(5)   Denotes a member of the Disclosure Committee

As at the date of this AIF, the directors and executive officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over approximately 0.1 million common shares, representing less than 1% of the issued common shares of the Company. In addition, such individuals hold stock options to acquire an additional 6.6 million common shares of the Company.

The term of the directors of the Company expires at each annual general meeting of the shareholders and the term of the officers expires at the discretion of the board of directors, or upon resignation from the position.

Corporate Cease Trade Orders and Bankruptcies

Other than as set out below, no director of the Company, executive officer of the Company or shareholder holding enough securities to materially affect the control of the Company, has:

(a)           at the date of this AIF or has been within the 10 years before the date of the AIF, been a director or executive officer of any company (including the Company), that while that person was acting in their capacity:

(i)            was the subject of a cease trade order or similar order that denied such issuer access to any  exemption  under securities legislation for a period of more than 30 consecutive days.

(ii)           was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company  being the object of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration for a period of more than 30 consecutive days; or

(iii)          within a year of that person ceasing to act in that capacity, became bankrupt  made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets.

(b)           within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

In June 2000, the Ontario Securities Commission ordered that the management and certain insiders of Link Minerals Ventures Inc. (“Link”), be prohibited from trading in securities until Link’s annual financial statements were filed. As a director of Link at the time, Mr. Peter Bojtos, a director of Queenstake, was subject to the order.

The British Columbia Securities Commission issued a cease trade order against Link Minerals Ventures Inc. (“Link”) in August, 2001 for the failure to file annual financial statements. Mr. Peter Bojtos, a director of Queenstake, was a director of Link at the time.

Mr. Bojtos was a director of Sahelian Goldfields Inc. (“Sahelian”) when it was the subject of a proposal under the Bankruptcy and Insolvency Act (Canada), which proposal was approved by the creditors and by the courts in August 2001. Sahelian is now reorganized.

Mr. Bojtos was a director of Sahelian in May, 1999 when a cease trade order was issued by the British Columbia Securities Commission, and in June, 2000 when the Ontario Securities Commission issued a cease trade order against Sahelian for failure to file annual financial statements for its 1998 fiscal year, and first quarter interim financial statements, within the time required. Sahelian was reorganized under the Bankruptcy and Insolvency Act (Canada) in 2002, and both the cease trade orders have since been lifted.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)       any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)      any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. The directors and officers of the Company, are also directors of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. These associations to other public companies in the resource sector may give rise to conflicts of interest from time to time. The directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in a contract or c. transaction if the contract or transaction is material to the Company, the Company has entered, or proposes to enter, into the contractor transaction, and either the director or senior officer has a material interest in the contract or transaction or the director or senior officer is a director or senior officer of, or has a material interest in, a corporation which has a material interest in the contractor transaction. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter.

AUDIT COMMITTEE

Pursuant to the provisions of section 173 of the Yukon Business Corporations Act, the Company is required to have an Audit Committee. The Company must also, pursuant to the provisions of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), which came into force on March 30, 2004, have a written charter which sets out the duties and responsibilities of its audit committee.

The Audit Committee Charter

The Audit Committee Charter is attached hereto as Schedule “A”.

Composition of the Audit Committee

The Audit Committee, at the present time, is comprised of Messrs. Bojtos and Smith and Ms. Meyer. All members of the Audit Committee are financially literate and all members are independent directors.

Relevant Education and Experience

Michael Smith, Audit Committee Chairman, is a Chartered Accountant and a retired partner from PricewaterhouseCoopers, LLP, a public accounting firm where he was employed from 1967 to 2004.

Peter Bojtos, Audit Committee Member, is a Professional Engineer and a director of several public mining companies.

Doris Meyer, Audit Committee Member, is a Certified General Accountant in British Columbia and the President and Owner of Golden Oak Corporate Services Ltd., which provides financial and corporate mining compliance services to publicly traded mining companies.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed fiscal year has the Company relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.50 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions).

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed fiscal year has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances).

Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed fiscal year has the Company relied on section 3.8 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed fiscal year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services. Pursuant to its Charter, the Audit Committee is required to pre-approve all auditing services and related fees and the terms thereof, including the scope of the auditors’ audit examination plan, procedures and timing of the audit, and pre-approve any non-audit services (i.e., any services provided other than in connection with the audit or review of financial statements) to be rendered by the Company’s auditors, including the terms thereof, and the fees to be paid in connection therewith. The Committee may delegate to one or more members of the Committee the authority to pre-approve services to be provided by the auditors. Any such pre-approval by one or more members of the Committee must be reported to the full Committee at the next scheduled meeting. The pre-approval of auditing and non-auditing services can be done with input from, but no delegation of authority to, management. All of the engagements and fees for 2005 were pre-approved by the Audit Committee.

External Auditor Service Fees (By Category)

Fiscal Year End	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
2005	$204,859	$0	$27,659	$0
2004	$147,289	$6,931	$44,071	$0

(1)   Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under “Audit Fees”.

(2)   Fees charged for tax compliance, tax advice and tax planning services.

(3)   Fees for services other than disclosed in any other column.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Company is a party to or to which any of its property is subject, and no such proceedings are known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company believes no director or executive officer of the Company or any person or company that is the direct or indirect beneficial owner of, or who exercise control or direction over, more than 10% of any class or series of the Company’s outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above has any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, occurring during the years ended December 31, 2005, 2004 and 2003 except for the fact that certain of the directors or officers of the Company are also directors and/or officers and/or securityholders of other publicly traded companies of which the Company is the largest shareholder.

transfer agent and registrar

The Company’s transfer agent and registrar is CIBC Mellon Trust Company, 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia, Canada.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the Company has not entered into any material contracts during the most recently completed financial year, or since January 1, 2002, and which are still in full force and effect, and which may reasonably be regarded as presently material.

INTERESTS OF EXPERTS

The following prepared or certified a statement, report or valuation described or included in a filing, or referenced in a filing made by the Company under National Instrument 51-102 – Continuous Disclosure Obligations prescribed by the Canadian Securities Administrators, during or relating to the Company’s most recently completed financial year ended December 31, 2005:

Name	Qualified Person with Respect to	# of Securities Held
Staley, Okada & Partners	The audit report dated March 30, 2006, relating to the financial statements of the Company for the financial year ended December 31, 2005.	0%

SRK Consulting (U.S.) Inc.	Consent to disclosure with respect to the technical report titled “Jerritt Canyon Mine, Elko County, Nevada – Technical Report” which is currently being prepared in accordance to National Instrument 43-101 (collectively, the “Technical Report”	0%

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for the most recently completed fiscal year ended December 31, 2005.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular dated April 25, 2005 for its annual general meeting of shareholders held on May 31, 2005, and once completed, will be available in its information circular for its upcoming annual general meeting of shareholders for 2006.

If you wish to receive a copy of the Company’s annual financial statements, interim financial statements, related management and discussion analysis, or previous copies of Annual Information Forms, please contact the Company (see the cover page for contact information) and a copy of the documents you requested will be forwarded to you without charge.

Schedule A

Audit Committee Charter

The Board of Directors (the “Board”) of Queenstake Resources Ltd. (the “Corporation”) has established an Audit Committee (the “Committee”) comprised of at least three directors appointed by the Board. The membership qualifications, authority, responsibility and specific duties of the Committee are described below:

Membership Qualifications

To serve on the Committee, a director must be independent. To be considered independent, a director must meet the criteria for independence (a) required by the Toronto Stock Exchange and any applicable laws and regulations, and (b) established by the Board in the Corporation’s Corporate Governance Guidelines or otherwise. In addition, the director should receive no compensation from the Corporation or any of its affiliates (including fees paid directly or indirectly for any consulting or any legal, financial or other advisory services), other than director’s fees for service as a member of the Board and any committees thereof.

Committee members shall serve until their successors shall be duly designated and qualified. Any member may be removed at any time, with or without cause, by a majority of the Board then in office. Any vacancy in the Committee occurring for any cause may be filled by a majority of the Board then in office.

The Board may suggest the Committee’s chairperson, otherwise, the Committee will select the chairperson. A majority of the members of the Committee shall constitute a quorum for the transaction of business and the act of a majority of those present at any meeting at which there is a quorum shall be the act of the Committee.

The Committee may form and delegate authority to subcommittees when appropriate.

In addition, to serve on the Audit Committee, a director must be financially literate (or must become so within a reasonable period of time after being appointed to the Committee), as the Board of Directors interprets such qualification in its business judgment.

Authority

The Board of Directors has granted the Committee the authority herein provided, as well as the authority to investigate any activity of the Corporation and its subsidiaries. The Committee has been, and shall be, granted unrestricted access to all information and all employees have been, and shall be, directed to cooperate as requested by members of the Committee. The Committee has the authority to retain, at the Corporation’s expense, persons having special competencies (including, without limitation, legal, accounting or other consultants and experts) to assist the Committee in fulfilling its responsibilities.

Purpose and Responsibilities

The primary responsibility for financial and other reporting, internal controls, and compliance with laws and regulations and ethics rests with the management of the Corporation. The Committee’s primary purposes are:

(a)   to assist the Board in its oversight of the integrity of the Corporation’s financial statements and management discussion and analysis, the Corporation’s compliance with legal and regulatory requirements and corporate policies and controls, the independent auditor’s selection, retention, qualifications and independence, and

(b)   to prepare the “Report of the Audit Committee” to be included in the Corporation’s annual proxy statement. The Committee will assist the Board by reviewing the financial information that will be provided to the shareholders and others, the systems of internal controls that management and the Board of Directors have established, and the audit process.

The Committee is responsible for overseeing the integrity of the financial reporting process and that the financial statements and management discussion and analysis adequately represent the Corporation’s financial condition, results of operations and cash flows. Secondly, the Committee is responsible for overseeing the Corporation’s compliance with corporate financial policies that provide processes, procedures and standards to follow in accomplishing the Corporation’s goals and objectives. Thirdly, the Committee is responsible for understanding the Corporation’s financial reporting risks and the internal control structure.

The Committee is also responsible for confirming the independence and objectivity of the auditors.

Each of the auditors, the chief financial officer and the controller shall have direct and unrestricted access to the Committee as well as the opportunity to meet with the entire Board.

The Committee shall meet no less than four times annually. Additional or special meetings may be held at the Committee’s discretion.

Specific Duties

In discharging its responsibilities, the Committee shall have the sole authority to, and shall, do the following:

1.     retain and, where appropriate, dismiss the Corporation’s auditors,

2.     pre-approve all auditing services and related fees and the terms thereof, including the scope of the auditors’ audit examination plan, procedures and timing of the audit, and

3.     pre-approve any non-audit services (i.e., any services provided other than in connection with the audit or review of financial statements) to be rendered by the Corporation’s auditors, including the terms thereof, and the fees to be paid in connection therewith, and

4.     The Committee may delegate to one or more members of the Committee the authority to pre-approve services to be provided by the auditors. Any such pre-approval by one or more members of the Committee shall be reported to the full Committee at the next scheduled meeting. The pre-approval of auditing and non-auditing services can be done with input from, but no delegation of authority to, management.

The Committee is also expected to perform the following additional duties:

5.     Prior to the audit, review the experience and qualifications of the senior members of the auditors’ audit team and the quality control procedures of the independent public accountant.

6.     Review with the auditors, the chief financial officer and management the Corporation’s policies and procedures relative to the adequacy of internal accounting and financial reporting controls, including controls over quarterly and annual financial reporting, computerized information systems and security.

7.     Make all necessary inquiries of management and the auditors concerning compliance with established standards of corporate conduct.

8.     Review with management and the auditors the accounting and reporting principles and practices applied by the Corporation in preparing its financial statements and management discussion and analysis, including:

a.     major issues regarding accounting principles and financial statement presentations including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

b.     analyses prepared by management and/or the auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

c.     identification of each critical accounting estimate used by the Corporation including a description of the accounting estimate, the methodology used; underlying assumptions and range of estimates from which the estimate was selected, and any known trends, commitments, events or uncertainties that may materially affect the methodology or the assumptions described;

d.     the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation; and earnings press releases (paying particular attention to any use of “pro forma,” or “adjusted” non-GAAP, information), as well as financial information and earnings guidance provided to analysts.

9.     Prior to the release of each quarterly earnings press release discuss with management and the auditors the results for the quarter, including any significant transactions which occurred during the quarter, any significant adjustments, management judgments and accounting estimates, new accounting policies and any disagreements between management and the auditors.

10.   Prior to submission to the Board of Directors for approval, and prior to the release of the annual financial statements, review with management and the auditors, upon completion of their audit, the financial results for the year and the results of the audit, including

a.     the Corporation’s annual financial statements and related footnotes;

b.     management’s discussion and analysis of the financial condition and results of operations;

c.     the results of the audit, including the nature and amount of unrecorded adjustments resulting from the audit;

d.     the auditors’ management recommendations;

e.     any significant transactions which occurred during the year;

f.      any significant adjustments;

g.     management judgments and accounting estimates;

h.     new accounting policies;

i.      all alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the auditors; and

j.      any disagreements between management and the auditors.

11.   Prior to submission to the Board of Directors for approval, and prior to the release of quarterly financial statements, review with management and the auditors, the Corporation’s quarterly financial statements for such quarter, including

a.     the financial statements and related footnotes,

b.     management’s discussion and analysis of the financial condition and results of operations,

c.     the result of the quarterly review, including the nature and amount of unrecorded adjustments resulting from the review,

d.     any significant transactions which occurred during the quarter,

e.     any significant adjustments,

f.      critical accounting policies and practices,

g.     new accounting policies,

h.     all alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the auditors, and

i.      any disagreements between management and the auditors.

12.   At least annually,

a.     obtain and review from the auditors a written statement delineating all their relationships with the Corporation, consistent with the Independence Standards Board Standard I, which is to include all non-audit services provided and related fees, and

b.     discuss with the auditors any disclosed relationships or services that may impact their objectivity and independence and take appropriate action to satisfy itself as to the independence of the auditors.

13.   Meet periodically and separately with each of management, the internal auditors and the auditors.

14.   Review and evaluate the chief financial officer’s work throughout the year, and present the Committee’s conclusions to the full Board.

15.   Determine that the Company’s hiring policies for employees or former employees of the auditors are in accordance with applicable laws and regulations.

16.   Take such action as necessary to assure the rotation of the lead audit partner at least every five years or such other period as may be required under applicable law.

17.   Establish procedures for processing internal complaints regarding accounting, internal controls or auditing matters, and the confidential anonymous submission by employees of concerns regarding questionable accounting or operating practices.

18.   Conduct an annual performance self-evaluation of the Committee.

19.   Apprise the Board of Directors regularly of significant developments in the course of performing the above duties, including reviewing with the full Board any issues that arise with respect to the quality or integrity of the Corporation’s compliance with legal or regulatory requirements, the performance and independence of the company’s auditors.

20.   Review and reassess the adequacy of this charter on a regular basis and submit any proposed revisions to the Board for consideration and approval.